Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following is a transcript of the Valeant Investor Presentation held on May 28, 2014:

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EDITED TRANSCRIPT

VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

EVENT DATE/TIME: MAY 28, 2014 / 12:00PM GMT

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

C O R P O R A T E    P A R T I C I P A N T S

Mike Pearson Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Steve Sembler Valeant Pharmaceuticals International, Inc. and OraPharma - SVP, Neurology and Other Products

Deb Jorn Valeant Pharmaceuticals International, Inc. - VP, Marketing Dermatology

Pavel Mirovsky Valeant Pharmaceuticals International, Inc. - President and General Manager, EMEA

Leszek Wojtowicz Valeant Pharmaceuticals International, Inc. - VP and General Manager, Poland

John Connolly Valeant Pharmaceuticals International, Inc. - VP, Russia and CIS, General Manager, Russia

Tracy Valorie Valeant Pharmaceuticals International, Inc. - VP, Marketing Pharmaceutical Ophthalmology

Joe Gordon Valeant Pharmaceuticals International, Inc. - General Manager, Consumer Health Care

Gaelle Waltinger Valeant Pharmaceuticals International, Inc. - VP, Western Europe

Tom Appio Valeant Pharmaceuticals International, Inc. - VP, North Asia, Japan

Tage Ramakrishna Valeant Pharmaceuticals International, Inc. - CMO, Head of R&D and Quality US

Howard Schiller Valeant Pharmaceuticals International, Inc. - EVP and CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Louise Chen Guggenheim Securities - Analyst

David Buck Buckingham Research - Analyst

Chris Schott JPMorgan - Analyst

Liav Abraham Citigroup - Analyst

Marc Goodman UBS - Analyst

Tim Chiang CRT Capital Group - Analyst

Corey Davis National Alliance Securities - Analyst

Andrew Finkelstein Susquehanna Financial Group - Analyst

Annabel Samimy Stifel Nicolaus - Analyst

Tyler Van Buren Cowen and Company - Analyst

P R E S E N T A T I O N

Operator

Forward-looking statements. This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include but are not limited to statements regarding the Valeant Pharmaceuticals International, Incorporated offer to buy Allergan, Incorporated, its financing of the proposed transaction, its expected future performance including expected results of operations and financial guidance and the combined Company’s future financial condition, operating results, strategies and plans.

Forward-looking statements may be identified by the use of the words anticipates, expects, intends, plans, should, could, would, may, will, believes, estimates, potential, target, opportunity, tentative, positioning, design, create, predict, project, seek, ongoing, upside, increases or continue and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertain that change over time and could cause actual results to differ materially from those describe in the forward-looking statements.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

These assumptions, risks and uncertainties include but are not limited to assumptions, risks and uncertainties discussed in the Company’s most recent annual or quarterly report filed with the Securities and Exchange Commission and the Canadian Security Administrators and assumptions, risks and uncertainties relating to the proposed merger as detailed from time to time in Valeant’s filings with the SEC and the CSA which factors are incorporated herein by reference.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA and include but are not limited to the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan including the combined company’s future financial condition, operating results, strategies and plans; the effects of government regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction including all necessary stockholder approvals on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access in general of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures either through cash on hand, free cash flow or access to the capital or credit markets; our ability to comply with all confidence in our indentures and credit facilities any violation of which if not cured in a timely manner could trigger a default of our other obligations under cross default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of the communication or to reflect actual outcomes.

Additional information. This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant Pharmaceuticals International, Incorporated has made for a business combination transaction with Allergan, Incorporated. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management LP and if they negotiated transaction is agreed, Allergan, may file one or more registration statements, proxy statements or other documents with the SEC.

This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. Investors and security holders of Valeant and Allergan are urged to read the proxy statements, registration statement, prospectus and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction.

Any definitive proxy statements, if and when available, will be mailed to stockholders of Allergan and/or Valeant as applicable. Investors and security holders will be able to obtain free copies of these documents if and when available and other documents filed by the SEC by Valeant and or Pershing Square through the website maintained by the SEC at www.SEC.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square.

The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Good morning. Thank you. Last night was pretty busy. We announced the divestiture of our injectables to Galderma and Nestle. We believe this is really a win-win transaction. It allows Galderma to have global rights to Restylane, Perlane, Dysport and pick up the Sculptra rights and from our vantage point, it -- they were the natural buyer. By selling it ahead of time, we have eliminated one more roadblock in terms of our integration with Allergan and we were able to get a price that was more than five times sales so we think it also created real shareholder value.

We also sent out a revised offer to Allergan which, based on a lot of conversations with many of you in this room, Howard and I have had a chance to talk to many, many Allergan shareholders and we continue to be willing to talk to anyone. And the real message we continually got back is Allergan shareholders want this deal to occur but they wanted a higher price and a number of them also wanted to keep the optionality of DARPin. So Howard will talk more about the details but we think with the revised offer we gave this morning that it addresses both of those concerns.

But what I am most excited about today is this morning. I am very, very proud of the team that we have assembled at Valeant. Today you get to meet them all. I think that you will leave as impressed as I am with the team we have in place and you will have a much deeper understanding of our operating model and why we believe it is sustainable for many years to come.

So what will we show today? First, perhaps most important, that our extremely talented and hard-working business leaders who you will see today working in a decentralized model which empowers them are relentlessly focused on delivering organic growth on a consistent basis. We are going to show by going through example after example after example that when we buy a platform asset, we have either maintained the growth or in most cases, we have accelerated the growth.

Third, that Bausch + Lomb actually is growing. It is growing organically over 10% since acquisition. Most of that, over 90% of that, is volume, not price and that we remain on track to actually over-exceed our cost synergies. More important, you will see from our leaders how they are doing this.

Next, that our R&D model based on output rather than input is actually more productive than most of the models out there in the pharmaceutical industry today. It is evidenced by the 19 products that were launched in the US but we will also show how we are doing around the rest of the world.

We will talk about our late-stage pipeline. We will talk about our late stage pipeline by business and by market which should give you more confidence about the durability of our operating model.

We will talk about how we believe we can both fulfill Allergan’s post-marketing requirements as well as continue the spend on Botox and other new indications and formulations just like we asserted a couple of weeks ago.

We are going to give you a summary of our capital deployment and how we have done since I joined the Company in terms of the deals that we have done, how much we paid for those deals, how much cash we have generated and you will see that we are well, well ahead of our deal models. And our deal models again as I think many of you know, were structured to get at least a 20% return at statutory tax rates.

Finally, we are going to talk about how we believe our operating model will accelerate the growth of Allergan products, certainly in the emerging markets and actually I believe through the decentralized model throughout the world.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Before we get into the details though, I just want to take a couple of minutes to go back to when I joined the Company. I had worked at McKinsey for about 23 years primarily in the pharmaceutical medical products and OTC consumer spaces. I had the privilege of working with many of the large pharmaceutical companies out there today, many of the management teams that are still in place and it was a great experience and I learned an awful lot.

I worked across both pharma, consumer, medical devices and the payer side and as importantly across all issues, strategy, launching products, operations and R&D. And I learned a great deal about what these companies do well and also what some of the opportunities were in terms of a new company.

First of all, I just want to emphasize that this is an industry where it is composed of really great people, working to do good things for patients, for doctors and actually for society and when I look at our employees, there is sort of a noble purpose to working in the pharmaceutical industry and that is terrific and I think that happens at our Company, it happens at all companies.

In terms of the formula, when I was at McKinsey, we used to talk about how everyone has the same strategy and it made sense. They have the same strategy because it worked for many, many years. The first was to spend as much as you could afford to spend on R&D because that gave you more shots on goal and when R&D was productive, more shots on goal led to more products and more shareholder value creation.

Companies relied on intellectual property. The durable assets were basically IP-related monopolies so they could create for 15, for 18, for 17 years that when you got a product approved, no one could come in and attack it. So the old durable products were patented products.

The third is companies really did not want to have any assets that declined. So again from that standpoint, it didn’t matter what return they got on those assets, they just did not want declining -- there was a belief that investors only paid for growth, not for cash on cash returns.

Everyone focused on the largest therapeutic areas, various unmet needs, largest products. I still think we see that today and if we look at oncology, HCV, people are all looking for the same space.

Next, they built centralized global functions which made sense -- sales, marketing, R&D because they were supporting a blockbuster strategy, developing a product that they could sell in every country of the world and they wanted to centrally control that.

Finally, they built global infrastructure and the support functions, IT systems, regulatory and again since it was the same products being sold everywhere in the world, that made a lot of sense.

All this worked really, really well when R&D productivity was high, when pricing was basically you are free to do whatever you wanted, that intellectual property was basically respected and honored, managed care was weak, the reimbursement challenges were limited, and the regulatory oversight of promotional practices was limited as well.

But the world has changed and when I looked at what was happening in the industry and what could be some of the key elements of a new model that would have worked better, a number of points underpinned our strategy. First is to eliminate the bureaucracy and slow decision-making. With these big centralized global functions, one of the necessary consequences was bureaucracy and people became very risk-averse, did not want to make quick decisions.

It was clear to me that if we could become a superior allocator of capital, we could really make a difference in terms of shareholders’ returns. R&D had to shift, the model had to shift. There has been lots and lots of reports, independent reports, talking about how R&D on average is no longer productive. I think most people accept that. So it is begging for a new model and that is hopefully what we have come up with.

Overcapacity of manufacturing and R&D, a lot of empty plants, a lot of extra R&D people running around this country and other countries and a recognition I think that if you buy outside, if you outsource when an industry is in an overcapacity situation, you can get it at marginal costs, much lower.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

There was a bias in most pharma companies that in-house resources are always superior and cheaper and we do not believe that. We have some great people at Valeant but we realize there are a lot of great people outside of Valeant and we need to take advantage of that.

Again, the focus on smaller products rather than larger products. If everyone is focusing on larger products that means the economics of a smaller product in terms of being able to buy them and also in terms of competing would be to our advantage.

Cost reduction; a lot of cost reduction in this industry but most of it was marginal. At McKinsey, we worked on a lot of these programs, not real cost-cutting, not really getting to an efficient organization.

And then probably the most important observation was recognizing that the next set of durable assets would no longer depend on IP. They would be more like a consumer product, more built on brands and local brands. That was probably biggest insight that we had into how the industry was going to change.

And then finally, a belief that like in most industries that have been successful for years and years, that change usually comes from the outside. If we think of airlines, steel, autos, any industry you want to think of, usually as industries change, usually it is an outside company, a new company that is going to be the disruptor, sort of the innovator’s or the attacker’s advantage.

So quickly, what is our strategy and operating model? First, the same as every pharmaceutical company’s, great people who care about patients and doctors only in our case people work very, very hard and they wear multiple hats.

A different operating model; we are committed to R&D but we are focused on outputs, not inputs. We have a lean cost structure, a decentralized organization. We are international, not global. We pick markets, geographies and therapeutic areas that are growing faster than average. That way if we are just averaging those, we will grow above average.

Smaller assets, durable products, therapeutic areas and geographies where relationships with physicians really, really still matter, where the recommendation of the doctor to the patient makes a real difference in product choice.

Finally and maybe most important is capital allocation decisions through a shareholder filter. Everyone in Valeant is an owner or acts like an owner and if we keep that magic, we are going to make good decisions, good decisions for shareholders consistently in terms of how we spend your money and how we allocate your capital.

And then finally, the relentless focus on organic growth and creating shareholder value.

Next, let me just talk about capital allocation before we get into the heart of our presentation. We strive to deliver consistent shareholder value, returns over the medium and long term. That is our commitment to you. We are all large shareholders. That has been our track record.

Most of this is by finding durable assets which represent about 85% of what we have. Assets that will continue to grow year after year after year. Today my colleagues are going to talk about those durable assets in each of their different businesses.

However, we will continue to buy shorter-lived assets where we can generate exceptional short-term financial returns, basically risk free. These are often products near the end of their life cycle, we can pick them up for one times sales, 1.2 times sales and may have four years left of patent life. Usually you don’t need much promotion at all. Often there is maybe even a pricing opportunity. So those can deliver four and five times cash flow returns. Those are terrific deals for us to do if you are one of our shareholders.

The issue is sometimes they will mask true underlying organic growth in some years when they do go off patent expiry. So our investors who I have talked to have encouraged us to keep doing those deals. Most of our effort is going to be on the durable products but it does mask the organic growth from time to time and that is what has happened over the last two or three quarters is we lost patent protection on four of our ten largest products.

But an investor that wants to do a little bit of work will see the underlying growth of our Company is 7%, 8%. It has been since the day I joined and we believe it will be for the years to come.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So today’s meeting. Today you will hear directly from our management team. I am confident that this will demonstrate our strategy, bring it to life in terms of what we are doing that it is a tailored strategy, that we are not just investing in salesforce, that we are investing across the marketing spectrum, that we are not slashing and burning R&D. We have a very thoughtful approach to R&D and an amazing pipeline country by country by country.

Finally, we will reveal the excitement and commitment our people have to patients, to doctors and to the noble purpose in which our industry has always had a reputation for and I think sometimes doesn’t get attributed or credited to Valeant.

Our presenters; we have published this before. They are all here today. Steve Sembler who runs our OraPharma business; Deb Jorn, who runs our Medical Dermatology; Dr. Pavel Mirovsky, who runs all of Europe which is at this point about a $2.5 billion business; Dr. Leszek. Leszek has been with me from the very beginning and he is terrific. He runs Poland.

John Connolly who runs Russia; Tracy Valorie, who came from B+L and will talk about the US B+L performance; Joe Gordon who also came from B+L, who actually runs our whole Consumer Business; Gaelle Waltinger, also from B+L who runs Western Europe; Tom Appio, also from B+L who runs North Asia; Dr. Tage -- Tage, he runs R&D. So Howard, you know.

And we actually brought Theo Melas-Kyriazi. Where’s Theo? You want to stand up? So Theo is here he has been on our Board since well before I joined and we thought it would be useful because our Board is very, very involved in our capital allocation. He chairs the Financing Transactions Committee. He has also been on the Audit and Risk Committee for over a decade. So we wanted to make him available to all investors, questions about how we do deals, how we do accounting and we thought it would be great to have him here. So please grab him during or after the meeting.

Our agenda, I’m going to spend just a few more minutes and move on to more exciting speakers about the first three years at Valeant. Then we are going to talk about developing new market platforms, then we are going to talk about the emerging markets, then we are going to give you an update on B+L brought to you by people who came from B+L.

We are going to talk about R&D. Howard is going to talk about our track record in terms of capital allocation and an update on the overall B+L deal and then he will also give some more details about our revised bid.

And then finally again, we worked on this a little bit last night, we did get the 8-K from Allergan yesterday morning and there were a number of misleading and just errors in that and so we just want to set the record straight in terms of some of the facts that were put in that report. So I will spend some time at the end going through that.

Then it may be noon tomorrow by the time we finish this but we will take questions.

So the first three years. I will run through this quickly. When I joined Valeant and probably most people don’t remember the story at this point, it was a very broken company. It was losing money, it was focused on what many specialty companies did, which was a big US pipeline of two products that were going to save the day. And even though it had some pretty interesting assets around the world like Poland and Canada and Mexico, the management was just using those units as cash cows to continue to fund the US.

It was also a very small company with about $800 million in revenue and I think it operated in like 92 countries so it was completely overextended. So we divested some of the less attractive pieces, Western Europe, Asia, although we liked Asia; Asia was -- the portfolio we had was very weak. Argentina was losing money. We invested in some of our stronger geographies, Canada, Poland, because of the strong management team that was profitable and making money and growing and then we turned around Mexico and Australia largely because we couldn’t sell them to anyone. They were in such bad shape no one wanted them so we reinvested and they are two of our more important geographies today.

We significantly reduced R&D spend. We had a lot of in-house R&D. We got rid of that, we partnered these products one to Glaxo which allowed us to extract some economics out of them. And then we redeployed cash in primarily two ways. One is we bought back a bunch of shares and converts and then we started making acquisitions.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So I’m not going to go through this slide but it does show a pretty significant financial turnaround between 27% -- in February 2008 and if we look at 2009 in terms of growth, profitability, cash flow, etc.

So our early acquisitions. We had four significant acquisitions, Coria, Dow Pharmaceutical Services, which was largely a formulation company in the area of dermatology, turns out ophthalmology as well, Aton and Biovail, which was the platform that gave us our corporate structure, our tax rate. So those are the number of quarters owned and this is our organic growth. Organic growth is the same products year-on-year growth. So Coria was 27% at this point in time, Dow 12%, Aton 33%, and Biovail has basically been flat.

So the Coria story. Again, these are the numbers. The key products were CeraVe and Atralin. This has nothing to do with price, there is no price, this is all -- CeraVe cost basically the same. We may have increased price 2% or 3% since we bought it and what we have done is built CeraVe through our dedicated field force in dermatology. We have expanded our field force and under Joe’s leadership, he will talk about how the growth in CeraVe is actually accelerating.

Atralin was a very small product and again we started to promote it and Atralin today is a nice size, $40 million-ish product for acne which has done extremely well.

Moving on to Dow, Dow basically had some service revenue when we bought it but since that time, Acanya. Acanya came from Dow. That was our first product that we got approved, we launched it, today it is a $70 million plus product again continuing to grow. CeraVe, we used Dow to reformulate and expand a lot of CeraVe indications.

Probably the most exciting part of Dow though is yet to come. Jublia, which we hope to get approved in June, and we are certainly getting very positive feedback from the FDA at this point. That could be a $300 million to $800 million product in the US alone.

Onexton, which we filed and we should get approval in September or October. Again that will be another $50 million to $100 million acne product. And RAM ..08%, which we bought from J&J, we came out with a new strength at RAM which we have launched, also came out of Dow.

Then if we look at the pipeline in the future, we have an exciting psoriasis product, and an exciting acne product but Dow continues to be an engine for a number of our products in the developed markets in the area of dermatology.

And finally Aton. Aton we acquired right before we announced the Biovail acquisition and you can see the growth has continued to be quite spectacular. It was our first entry into ophthalmology so now the Aton products report to Tracy and they continue to grow.

Then we picked up an orphan drug business, a small orphan drug business that we have continued to -- using nonpersonnel promotion -- grow consistently over that time.

So again, these are not selective, these are our four acquisitions that we made of size over the first three years and again probably the best ones to talk about in terms of, it is nice that B+L is growing, but it has been growing for three quarters. For these we have significant time behind us and most of these have paid back already in terms of cash on cash returns.

But the Biovail merger was a different animal. Global sales of $820 million when we purchased; we actually technically got purchased by Biovail and it is about the same now. It has been largely flat but we manage this for cash. In the US, they had a number of tail assets. There were attempts to promote them that didn’t make sense so we have just run that as a cash business. Zovirax was large for a while until the LOE on that but Wellbutrin continues to chug along.

The Canadian business actually was a good business. It was about the same size as ours. That actually has grown at about 8% a year which is not a bad growth rate in Canada.

Most important though as I think maybe you are aware, we were able to get a corporate tax structure which took our effective tax rate from 36% overall to what was actually 3.1% which we hope to continue to work on and move lower.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

In terms of our cash on cash return on Biovail, we paid $2.6 billion. The cumulative EBITA through the end of the first quarter is $2.4 billion so we will move past $2.6 billion either in the second or third quarter but more important is the estimate corporate structure benefits across the Company, another $2.5 billion. So basically this acquisition has created $5 billion on a cash outlay in 2010 of $2.6 billion. So again I think a good additional example of good cash on cash, good capital allocation.

With that, I am going to introduce Steve Sembler and Deb Jorn who are going to talk about dermatology and our dental.

Steve Sembler - Valeant Pharmaceuticals International, Inc. and OraPharma - SVP, Neurology and Other Products

Good morning, everyone. It is great to be here with you and share a bit about our platform growth for OraPharma, which is the dental platform that Valeant acquired in June of 2012.

Just by way of background, my name is Steve Sembler, I am the President of OraPharma and Senior Vice President for Valeant Neurology and Other Portfolio. I have been in the pharmaceutical industry for over 30 years, I won’t tell you how many years over 30 years but over 30 years. As you can see in my background, I’ve spent most of my career in Specialty Pharmaceuticals segments and have worked for some of the largest pharmaceutical companies in the world.

And what I can tell you, and I will talk about this during the presentation, is and, this tacks on to what Mike said, because of the way that the Valeant operating model works, you can absolutely come from large pharmaceutical mindsets and do things differently and actually accelerate your organic growth and profitability at the same time.

So why was OraPharma acquired in June of 2012? There are a couple of reasons and as you can see on this slide, many of them line up very, very well with the overall Valeant platform. A lot of similarities with this business versus quite honestly the Allergan business, the Bausch + Lomb business and others that we have purchased over the years.

First of all, the dental market is a very large market, it is over $20 billion in annual sales and it is growing at about 6% per year, primarily a cash pay audience, primarily doctor or dentist dispensed out of offices. Relationships are critical in this business as they are in all, but because of the cash pay component and the office dispense component, I would say key relationships are even more critical.

Big pharmaceutical products, big pharmaceutical companies aren’t present so we really are in fact the only pharmaceutical company really participating in this market at this point in time and that gives us a huge leverage for additional growth and upside.

And last but not least, there is an opportunity to expand this platform outside of the United States which we have not done to date but we have plans to do so going forward.

So a couple of things on this slide I would point out. One, on the top half of this slide are some of the investments, the strategic investments that Valeant has made since the acquisition of OraPharma. And the bottom part I would say are more related to some of the things that we have done to better align our cost structure to improve the profitability part of that business.

So first and foremost if you see the first sub bullet, one of the things that Valeant liked when they bought OraPharma was we had the larger salesforce in the dental industry at that time, and at that time it was roughly 100 sales representatives. Because of the way that we have been able to accelerate our growth, and I’ll show that in the next slide, since acquisition, they have actually shown a willingness to make significant additional investments in this platform to grow it even further, and in the first quarter of this year, we actually expanded our salesforce by 50%.

So we were the largest salesforce. We have actually accelerated that to get to even a larger customer base of customers and we now have 150 sales representatives in the field calling on dental practices.

We have significant investment behind something we call Rx Access. The primary platform product currently within the dentistry OraPharma business is a product called Arestin, which is used for treating periodontal disease. Part of the issue that we have with Arestin growth is historically

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call it has been through buy and bill only i.e., dentist purchased Arestin and administered it in the office setting. They still do that. However, what we find is that when we can find out if patients have third-party commercial payer coverage through their medical benefits that they tend to get much more comprehensive treatment, a better treatment outcome and it is better for us as well in terms of the volume of Arestin that is utilized.

So we have put into place a very extensive third-party service to help with claims adjudication for patients that might have that type of opportunity and we continue to invest heavily in that and as you will see in a minute, that is one of the major growth drivers of volume for this business.

We have continued our relationships with what we call group dental practices. In the United States, there are about 35 to 40 large dental group practices and they have affiliations either through ownership or indirect affiliations with literally hundreds of dental practices in this country. It is a very, very important segment for us and one that we have people dedicated to calling, both at the corporate level and at the local level to make sure we are driving that growth.

And then on the bottom half of the slide, you see what we have done to better align our cost structure. We have paid very close attention with aligning our SG&A resources to support appropriate business needs. We have eliminated over time low return on investment, my term, initiatives for marketing spend and other things that historically have been put into the business, and then we have rationalized on an ongoing basis our OpEx spend to align revenue with profit growth objectives.

So this is literally the money slide. What I would like to do here is spend just a few minutes and walk you through historical performance. This is specifically for Arestin which again is the backbone product, the platform product so this is apples to apples over time. And what I would walk you through is how the performance on revenue was for Arestin several years preceding the Valeant acquisition, and then what we have done to really accelerate our growth on volume and profitability since acquisition.

So if you look at the 2008, 2009 timeframe, at that point in time OraPharma was owned by Johnson & Johnson and you actually see negative revenue growth around Arestin for those couple of years.

In 2010, Arestin was acquired and OraPharma was acquired by a private equity firm and although you see sales stabilize to some degree, you still had minimal to flat growth during those years.

And then in June, the second half of 2012 when OraPharma was acquired by Valeant, you see a rapid acceleration of volume, of revenue growth. 2012 we actually accelerated growth by 9% and then in 2013 compared to 2012, we actually grew by about 11%. So we went from basically a flat revenue base to, over the course of a year and a half, strong double-digit growth on the topline primarily driven by again a strategic investment in support of transitioning patients to our Rx Access program.

I will also tell you that we significantly increased our operating margins during that same timeframe and from 2012 to 2013 we took our operating margins for this particular business from 28% when the company was acquired in 2012 and last year we exited at about 49%, just under 50% operating margins for the business. And through the recent expansion of the sales force and other strategic investments we continue to make, we look for that rapid acceleration on profitability to continue even further in 2014 and beyond.

So just a few comments here on our pipeline and what I call growth prospects outside of our own platforms. So the interesting thing here is in the dental space, you will see significant investment has been made by Valeant to support an extended platform. As I mentioned earlier, the platform historically was really driven by one product, that product, Arestin. As you can see in 2013 through strategic investments, we actually bought a company that gets us into the teeth whitening space.

One of the other things I will tell you is that Valeant actually always looks for ways to maximize our own internal resources so we actually already manufacture a product called Xerese for treatment of cold sores. We started promoting that in the dental space in 2012 and we have actually doubled the market share of Xerese among dentists by our promotion. So we always look for ways to maximize and leverage those products.

But as you can see in 2014, we have already launched two additional product platforms, one in the pain management system and another in bone regeneration. And then going through the rest of 2015 and beyond, this is a combination of investments and acquisitions or in-licensing of new assets as well as lifecycle extensions of some of our current brands. So a very robust pipeline quite honestly building from what was just a few years ago a single asset.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Then as you look to the right-hand side of this slide, you can see some of the markets that I am focused on for additional expansion of the Company even further: bone regeneration expansion, oral hygiene, gum disease products that can help support and supplement the Arestin space, and then enamel strengthening products. And as mentioned earlier, we feel we still have significant expansion opportunities that really haven’t been tapped yet outside the US market that we can capitalize on.

So one of the things that Mike asked all of us to do and you will see what we call our personal reflections in wrapping up our sections today. He wanted us to reflect briefly on what we believe the Valeant culture is and the operating model and how it works.

So as mentioned in my first slide, I spent 30 years of my career -- over 30 years in the big pharma world and what I can tell you is the thing that you have in the Valeant business model is one that gives you as a business leader intense focus on accountability, on responsibility if you are willing to accept it but if you are willing to accept those things, you have total autonomy to determine what products you want to bring into the Company, how you want to build out your platform and the strategic investments that you want to make to help further accelerate both topline and bottom line growth of your portfolio.

So I found this to be a very rewarding experience in the two years I have been here. I am very proud to be associated with Valeant and proud of the results that my team has been able to accelerate since acquisition.

So thank you very much for your attention this morning and with that, I will turn it over to Deb Jorn.

Deb Jorn - Valeant Pharmaceuticals International, Inc. - VP, Marketing Dermatology

Thanks, Steve. Good morning and thank you for joining us today. My name is Deb Jorn and I head up our marketing for medical dermatology in the US. I have been, like Steve, in the industry for over 30 years. I won’t say how many; I am getting older.

In that time though I have had the distinct pleasure of leading the marketing and launch efforts for numerous multibillion-dollar brands across several therapeutic areas. I have extensive experience in both marketing to professionals and to consumers. In fact, many of the campaigns my team and I developed are award-winning but more importantly they have driven rapid growth of key brands.

My all-time favorite for those of you may remember the campaign was Antonio Banderas as the Nasonex bee trying to romance a flower when he had allergies.

I have worked in big pharma, small pharma and I have been part of tough turnaround situations. I have learned to do a lot more with limited resources.

The one thing I will reflect on as I joined Valeant was I was concerned wouldn’t there be that effort behind marketing and I am happy to say there certainly is and I look forward to furthering each of these brands within the medical (technical difficulty).

And at Valeant since we have a large medical dermatology salesforce, we can leverage across other Valeant business platforms including our line of aesthetics which this morning may have changed -- we always are very dynamic at Valeant -- and also our important consumer brands. In fact, many of you may be familiar with our CeraVe line of the OTC products. To a large extent the success of that line is due to promotion to dermatologists by our medical dermatology representatives.

So how is Valeant doing in the marketplace? In 2011, we achieved the leadership position in medical dermatology. We remain the leader today and in fact, we continue to increase our leadership position. In addition, we rank number one in the two largest segments of that market and those segments alone account for 75% of the total market.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

In addition, we are not dependent on a few brands. In fact, we have the broadest portfolio of branded products for dermatology in the industry. We treat the widest range of indications from acne to atopic dermatitis and many, many more.

We have been extremely successful. However every business faces challenges and for us, 2013 was one of those years. As Mike mentioned, four of our top 10 brands at Valeant suffered loss of exclusivity. Unfortunately for me and the team, those four happened to be in medical dermatology.

In addition, we experienced significant field force disruption as the result of integrating multiple companies in our restructuring efforts. Further, as everyone else in the industry has experienced, increasing managed-care pressures. But we have learned from our challenges and as I proceed, I will bring some of his learnings forward into future endeavors that we are doing.

What I am happy to say is that in 2014 we have returned the business to growth. We have stabilized, focused and energized the sales force. We are launching several new brands which I will talk about. We have returned many of our core promoted brands to growth. We have new managed care capabilities, we have launched additional access programs so that patients can get the medicines that their physician prescribes for them.

In addition, we have grown our medical affairs team, our medical science liaisons who provide physicians with information about our products. We have also conducted studies on the use of our products to further understand them. So we are really geared up in 2014 to restore growth.

So what type of growth are we talking about? It is important that we recognize that we have been able in 2014 to turn around our largest brand, Solodyn. We entered the year with 49%, branded share of the dermatology space. We are now up at 51% and as you can see, our competitors have issues. Doryx has been declining and Monodox is flat. We are very proud of this accomplishment.

Further, we continue to maintain greater than 80% share of the branded Clindamycin/BPO market with our brand, Acanya. Despite loss in some major accounts in managed care, we have been able to achieve this.

Further in the TCI space, we are rapidly closing the gap among dermatologists between ourselves and Protopic. In fact, in the overall specialty we have actually surpassed them with 53% market share.

We will be integrating the onset portfolio of products pending FTC approval and since we have learned about how to integrate and how to avoid disruption upon integration, we will be better prepared to integrate this business and our onset colleagues into Valeant.

But really what I would like you to see is how we are launching new products this year. I don’t think there are too many companies in this particular space that can say they are going to launch five products this year. We will talk a little bit more in a few moments about Jublia. Luzu is for athlete’s foot. We have some new acne products pending FDA approval and also Bensal for inflammation and irritation due to dermatitis.

Now I would like to share with you our latest launch campaign.

What we have in Luzu is a differentiated product, a product with a unique dosing that allows rapid treatment captured in our running man campaign. We have taken that campaign and done a surround sound with physicians using digital, our in-office detailed materials and many other ways to reach physicians.

We launched the product at the AAD in March and since then, we have held numerous professional education programs to get the word out rapidly and to grow this brand. We have also begun some consumer online advertising to patients who are seeking treatment for athlete’s foot.

In just five weeks, we have captured 5% of the branded share within the athlete’s foot market and we are very excited about that. Teams are geared up and we expect to continue that growth.

But I would like to end on one of our most important products. We are less than three weeks away from our action date from the FDA on Jublia for onychomycosis. Why are we excited about this product? It isn’t often that you get to launch what has the potential to be the largest product in the Company and yes I am competitive. This is a 35 million patient in the US alone, 3.5 million scripts. We have a product that has a unique formulation that allows it to reach where the fungus lives and to kill it and we will look forward to both professional and consumer campaigns.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So to close out my session, Mike asked us to all reflect upon working at Valeant. I will just leave you with this. I love high-energy. I love accountability and I love rapid decision-making. All three are possible every day at Valeant and that is what allows us to drive such rapid growth in our businesses. Thank you.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Thank you, Steve. Thank you, Deb. That was terrific.

I would now like to introduce part of our emerging market team. This is the European, Central and Eastern Europe. Pavel also has responsibility for Western Europe but Gaelle will be speaking later in the B+L section. I will match this team up with anyone in the industry. I got to know Pavel a few years ago when he joined us through PharmaSwiss. It became pretty clear pretty quickly that he was a much stronger leader for our business in Europe so we asked Pavel to stay. He has done a terrific, terrific job.

And I was talking to the Board I think last December and we all decided what was critical for our Company was to actually get Pavel to agree to sign up again so I think I flew over, met you in London, we agreed on a new contract so he is going to be here continuing to lead us in the future.

Leszek has been part of the team from day one. There are very few people left from the original Valeant but Leszek is one of them and proudly so. Poland was a great business when I joined Valeant. It is an even better one today and that is all due to Leszek’s leadership.

Finally, John, we also were able to convince to stay after the PharmaSwiss acquisition; a long history in Russia, and he has built a market leader in a very short period of time. It is with pleasure that I introduce the Central and Eastern European team. Pavel?

Pavel Mirowsky - Valeant Pharmaceuticals International, Inc. - President and General Manager, EMEA

Okay. Good morning, ladies and gentlemen, and I am really impressed by the nice words of Mike and thank you so much. I will try to deliver.

Anyhow, let me briefly introduce myself. My name is Pavel Mirowsky and I am responsible for Europe, Middle East and Africa. I have a medical background and I actually spent 15 years with medicine and science. I made my M.D., PhD and Associate Professorship at Charles University in Prague but more or less today I would probably be dangerous to any patient.

Then I made a big jump and I joined the pharma industry and I spent about 10 years with these so-called big pharma and then went to branded generics and IMS also. Finally I landed as the CEO of PharmaSwiss and I have been acquired, as Mike said with PharmaSwiss, and I am happily staying with Valeant from 2011.

But enough of Mirowsky. Let me walk you through the EMEA story. I honestly believe that we have a very powerful story to say. You know five, six years ago Valeant was a no-name company in this region. Practically did not exist. It was present in one country, (inaudible) of over $100 million nice, small, decent profitable business but nobody knew about it. Today we are earning business across 70+ countries around $2.2 billion, 5000 people divided into several regions.

Now let’s focus a little bit on our organization. Around 60% of our turnover in EMEA is done in emerging markets, because around 40% in Western Europe so-called developed markets and in my presentation, I will focus on the emerging markets because Gaelle Waltinger comes later on to give you an overview of her territory. She is responsible for Western Europe.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

From a different point of view, you can also see that around 70%, around two-thirds of our business is pharma and one-third is so-called surgical and vision care. In surgical, we are talking mainly about high-tech lasers, intraocular lenses and consumables. In vision care, we are talking about contact lenses. Okay.

So now how does it look like in the emerging markets? As you can see, we are growing like hell and it is obviously mainly by acquisitions but not only. Over the last decade we have been growing consistently around 8% in terms of organic growth and that growth is accelerating right now to around 13%. It is changing every day so I like to stay around.

Our fastest-growing territory right now is the Middle East; organic growth of the Middle East is above [30%]. It is followed by Russia, but John will talk about it and Poland.

How do we run our business? How do we take care of it that it will be sustainable, that it will deliver shareholder value not this year, not next year but for the next decade? And I will probably spend most of the time on this slide because from my point of view it is a pivotal slide. It is the big thing what we are doing and how we are doing things in EMEA.

It is all about portfolio and pipeline management. It is about geographic focus, it is about business development and then it is about people and organization.

So about the pipeline and product development. We are focusing on so-called durable assets meaning products which are not directly dependent on reimbursement, OTC but also so-called Rx products but paid out of pocket. Around 84% of EMEA are in this category which is not directly dependent on state budget reimbursement which makes it much less sensible to price erosion.

We are targeting typical markets of Valeant in terms of market segment, mainly focused on ophthalmology, dermatology but also dental and in some countries where we have a strong (inaudible) as a market such as neurology or cardio, Poland, Serbia and some others, we are also developing our brands and portfolios there.

I will talk a little bit later about the pipeline. It is a hungry beast. You have to have pipeline plans for at least five years ahead, delivering hundreds of launches consistently every year to keep driving your topline. We are doing exactly that and we have a small business unit of business development of highly competent people using quite a sophisticated platform. They are screaming constantly the whole market for any opportunities for in-house development, in-licensing and building our pipe in the key segments for the years to come.

On top of it, we love to make our small tuck-on deals to complement what Mike is doing on a much higher level. If there would be time, I would love to talk about it but unfortunately I have only four minutes left here. So next time please.

And decentralization. EMEA is run in a decentralized way and it is cascaded down to the level of countries. Each general manager is fully accountable for his or her business but also has full authority to run it. By the way, we are talking all the time of about decentralization but I should say that at the same time we are keeping vertical controls to keep us on the right track, pharmacovigilance, compliance reporting directly to corporate by (inaudible) in operation guys including myself and finance only dotted lines to operations and dotted line again to corporate. So we make sure that we are decentralized but we keep the controls in place.

So with that, why we are doing all of this? We are a little bit single-minded and we are really focused only on growth and all of these activities are quite complex I have to say, running across 70 geographies and 300 partners and very complex flow of logistics. But anyhow, all of this is done just to keep sustainable growth and I believe that I can commit to a statement that EMEA will keep growing in terms of ordinary growth more or less on today’s level for the next decade. And when I am saying EMEA, I mean the whole EMEA including Western Europe.

So you can expect from us to deliver 8% to 10% organic growth for the next 10 years to come. If you make your math, it means that we have to deliver more than $200 million topline of organic growth every year and we will.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Okay, just one comment on geo-expansion. Everybody understands synergies in a kind of negative way. Okay, it is cutting cost, it is finding people, it is nice because it is improving EBITA but it is not really creative. Geo-expansion is something which I call growth synergy because what we do is we took Bausch + Lomb products and launched it in Valeant territories and vice versa and it brings $80 million topline growth just by doing that. And we don’t have to fire anybody and we have a beautiful positive synergy.

How did we integrate Bausch + Lomb? Well, it was a transformation deal for EMEA. We doubled in size and it gave us a new platform in Western Europe and in the Middle East, North Africa region and Turkey. It was not easy because the labor code especially in Western Europe in some countries, it simply doesn’t help restructuring. It really hinders the process but I believe that we still manage to run it relatively fast and efficiently, simplify the businesses. We kept on board the best people and what I am most proud of is that we did not have a negative impact on sales. When companies focus on their internal issues, they usually lose momentum. It did not happen this time. We did keep growing and Gaelle will talk about it.

That said, we will deliver on these synergies as planned ahead of time and probably ahead of numbers as well and we are ready for any new challenge which Mike will bring us including Allergan if it happens.

Finally my personal reflections. I will not read the slide. I just want to tell you that I enjoy working at Valeant. I am 63 years old and I am still learning new tricks and it is a privilege. I have a CEO whom I respect and I have a fantastic team running EMEA. By the way, guys if you are looking, ciao and thank you.

We are running a sizable business improving our numbers every year, improving gross margin, improving EBITA, improving profitability and efficiency of the business, keeping lean and mean as much as we can. We tried to avoid to become big pharma but it is a tough job. Thank you.

Leszek Wojtowicz - Valeant Pharmaceuticals International, Inc. - VP and General Manager, Poland

Good morning, everybody. My name is Leszek Wojtowicz and I’m Vice President of Europe and General Manager responsible for operations in Poland. I graduated from medical school but I have been in the pharma business for 20 years and I started with the Upjohn Company and through many acquisitions and mergers, I worked with Pharmacia and Upjohn Pharmaceia and then Pfizer. And during the time I started my work as a medical representative and I went through product management to the more senior sales and marketing positions and functions.

I have been with Valeant for 10 years and I am really proud and now happy that I can present Valeant’s Polish business because Valeant in Poland is one of the top companies in the pharma industry in my country.

Valeant grew in years 2008 through 2013 by 9% of organic growth. It was high and sustainable growth and we overcame the market in Poland by 5% because the market at the same time grew by 4%. It caused that we became number two branded generics company in Poland, including vision care or surgery that are not covered by IMS. And we invest strongly in self-pay business, both of branded generics and OTC. Actually 80% of our products are in that segment and it really makes us independent of any governmental changes of reimbursement policies and some changes in the legislation.

Our five top products are the leaders in their therapeutic categories and our number one product, Bisocard, which is for hypertension and heart failure is a leading brand all over Poland in the total market of Poland both OTC and Rx product with sales of 12 million units and really it is a leader of Poland in terms of volume.

In terms of the value, we achieved $27 million with these products. What is especially interesting about Bisocard is that the product was launched in 1999 and for the last 15 consecutive years, it has been growing every single year. So we managed to get to this number one.

Another interesting story which also puts some more light on our life in Valeant is that all the decisions we make in Poland are decentralized decisions, are local management decisions and in 2012, there was a big change of the reimbursement legislation in Poland and we locally decided to move the product from the reimbursed list to move it from government reimbursement paid sector to cash pay. We strongly believe that for these 15 years, Bisocard achieved really the very big strength and customers’ loyalty. And in 2013, it happened we were absolutely right despite taking the product out of the reimbursement list, we grew 14% with this product.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So having all of these factors in mind, we should not be surprised that the Company grows significantly from 2005 to 2013. As you see on this slide in 2005, we generated only $70 million. However in 2014, we jumped with the growth of over $50 million from the level of $215 million to $262 million and what is even more important, we expect such growth also in 2014 and this is what is behind this 9% organic growth.

One of the most important things to make it possible to have such a performance over the years is really a big, robust rich portfolio that we launch every year. Here on the list you have all the launches from 2008 to 2014. There were plus 40 launches and in 2014, we expect additionally 15 launches. All together in 2014, these launches are going to bring the revenue of about $43 million.

The same thing is about the next years, 2015 through 2019. We are very confident that with all of the investments in our portfolio and pipeline we can deliver a lot of launches every year and generate sales of over $14 million every year investing mainly in the main areas of our interest which are dermatology, pharma ophthalmology, surgery, vision care, OTC and some of the carefully selected branded generic products that can generate significant growth.

On top of that we invest a lot of money into media campaigns in Poland to support our top OTC products. On the list you have the main ones which is Diosminex, Chlorchinaldin, 4Flex and Falvit and all of this spent over $9 million represent about 25% of the revenue generated by these products.

Poland is a big country in terms of the business Valeant is doing there. It is over 1500 employees but especially I would like to point your attention to the number of sales folks and marketing people because they are the core people who are facing directly to customers and generating directly the business. We have over 400 people in field force supported by over 30 people in marketing. We have also over 50 people in R&D; those people develop the local development projects and also work on the preparation of their registration dossier.

Poland is also the country where there are three manufacturing sites with almost 1000 people working in these sites.

So having said all of that, I think that we have the answer why Valeant has achieved such sustainable growth. We have built real brand loyalty and we managed to get the market leading positions for all of our top brands and we achieved the growth above the market.

We really focus on building branded generic loyalty. I think it is important to know that Poland is a very specific country in terms of the share of branded generics they constitute for 70% of all total business in Poland in terms of volume and being successful in Poland, you have to have really very robust branded generics. And on top of that in Poland, there is a country that is really the customers and doctors are loyal to brands although of course they are generics.

We have because of the size of the organization very wide distribution channels that allow us to cover all of the pharmacies including pharmacy chains and more modern distribution channels.

Valeant is also a very well recognized player in Poland. I would like to share with you the information that the company originally was a Polish one and was acquired by Valeant in the mid-‘90s which of course has to have a good predominance situation in Poland. We focus on building platforms mainly on a self-pay portfolio and it includes both Rx and OTC. I mentioned this 80% and also we target very carefully small target acquisitions -- one of such example was Croma with also dermatologic portfolio.

I must say that I am lucky to have highly experienced local management. Many of my colleagues working together with me in Poland have really very rich backgrounds in multinational companies which of course makes us more successful in the Polish environment and the market in Poland is still to be expected to grow and we are really confident in the ability to at least maintain or even accelerate the current growth trajectory.

Now about the integration. In Poland we were pretty experienced with many integration projects but I must tell that the last one with Bausch + Lomb was especially successful and also rewarding for us. We were very happy to complete and to finalize it in the way how it happened.

We managed to combine four separate business units which were originally Bausch + Lomb Pharma, Bausch + Lomb Vision Care, Bausch + Lomb Surgery and also Valeant Ophthalmology into one. We eliminated unnecessary layers and what we are especially proud of is the fact that 90% of field force of Bausch + Lomb successfully integrated in Valeant team and at the same time we achieved back office synergies of our around 95% .

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So the integration went really smooth, it took less than two months from September until the end of September and at the end of September, we had all people in place and working really hand in hand as good colleagues as a business partner in our Company.

And finally my personal reflections, and when I was preparing I decided to start with the statement that really we feel empowered in Valeant. This is the Valeant way of doing business. We really feel like local managers responsible for our business. We implement things fast. We believe that -- we feel the best environment is energetic, powerful and highly competitive.

At the same time we have a lean cost structure with high involvement of the local management and really our fast-paced and effective implementation of changes makes a real difference in the market that our competitors definitely see and also are afraid of.

We can create significant growth much over the market, much over our competitors and in this entrepreneurial environment, I think it develops employees and this is the development that the employees ask we develop together with the Company and we are very proud and we see we managed to get higher competencies and to develop ourselves together with the Company.

Finally I think that we really are proud of our organic growth since 2008 and this growth has outgrown the market significantly and also profitability has grown even quicker which is even a better achievement. We achieved over 30% a year growth on profitability on average since 2008 and definitely I can say that we are not going to stop in 2013, 2014 or even in the next five to 10 years. Thank you very much.

John Connolly - Valeant Pharmaceuticals International, Inc. - VP, Russia and CIS, General Manager, Russia

Thank you, Leszek. My name is John Connolly. I am the General Manager for Russia. And as Mike alluded to, we have multiple hats and my second hat is as the VP for Russian CIS. So I manage a group of country managers in some of the other countries in that region.

With regards to my background, I spent 16 years in big pharma and then in 2007, I actually made a very conscious decision to leave big pharma. I joined a smaller company which was private and one reason actually why I stayed at Valeant afterwards because the culture of that company, PharmaSwiss was very similar to the culture of Valeant, entrepreneurial on a totally different scale of course because this was a smaller business but at the same time very entrepreneurial giving you the opportunities to do things in business development and to be what I would call a real general manager which is very often not the case in big pharma now whereby people are managing I would say expectations in headquarters, etc.

It is probably interesting for you to understand my background with regards to the Russian market. So going back to 1991, I was in fact the first sales rep for my first company in the USSR, as it was then called. Then I held many assignments in Russia but also in Kazakhstan and Ukraine. Over this period of time, I would say I built up a lot of experience which has been very valuable I would say now and this is now my third time coming back to Russia and I have been there based more or less for 2.5 years right now at the moment.

So moving on to Russia, it has had a 5% CAGR for the last three years. Valeant’s same-store organic growth during that period has been 16% so almost triple what the CAGR was. At the same time, we took over Bausch + Lomb last year in August so in terms of full two quarters in terms of measurement, our growth has been 14%. That compares against the growth of Bausch + Lomb during the same period of 8%. So it shows one of the things that I would like to talk about is how we can extract value from many of the assets which we actually take over and this is something we have done consistently in the Russian market over the last three years since we entered.

Our business strategy from the very beginning has been to focus on the OTC and the self-pay segment for many different reasons and I think now and I will talk about it a little bit later also about Russia what is happening there. With regards to funding, the overall strategy and I think this is completely right that we are completely hedged against any decline in government funding and also with regards to devaluation that we are also mitigating some of the risk which is actually there at the moment.

85% of our business is free pricing, which is also very attractive so we do avail like all other companies on the Russian market of pricing increases. So this is something that we do but not to a large extent.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Now on the next slide I will talk a little bit more about how we have built our business, but suffice it to say that we have established very solid platforms in the areas of ophthalmology, in the area of cardio and neuro, in the area of OTC and also in the area of dermatology. And this sets us up very, very well for the future for what can be called tuck-in business development. Some of these we have already done over the last couple of years as well.

Now our market leadership positions and this would be ranking one or two in various categories. A couple of things that I would pull out here is that we have a very strong presence in neurology so immediately you can think about some good synergistic impact with regards to Allergan.

The second one of course is ophthalmology. We have leadership positions in many categories here and again very synergistic with the products which are on the Russian market as well from Allergan. Of course very strong positions in the area of OTC and that leads me then onto what we have developed in terms of our business over the last few years.

So immediately you can see there are organic growth same-store sales and we are actually going to increase that in 2014 from 16% to 19% which you may be wondering looking at Russia what is happening and I will walk you through how we are actually going to be achieving that.

So back in 2011, we entered the Russian market by acquiring Sanitas. This gave us a certain platform in the area of dermatology with some very well-established brands. However, there was also some tail-end products in the area of CMS and also in the area of OTC stomatology. And we were not able to maximize those brands at that particular time because we didn’t have a full organization.

The following year we have purchased assets from Gerot Lannach, which has been one of our most successful deals, underutilized assets which were not being maximized by the company and we have extracted a huge amount of value from those assets over the last two years since we acquired. But more importantly, it was cardiology and neurology but they also had a small presence in CNS. That was like a jigsaw because there were also products in Sanitas and that allowed us to marry -- bring those products together and maximize the value because we had products coming from two different entities now which we were then able to create a small focused CNS team and develop and expand the businesses for both of those brands from those two companies.

In 2013 probably I would say a game changer with regards to our OTC business development was the acquisition of Natur Produkt. Why did it change our business so significantly? First of all, the same as in every acquisition, you get very good people so these were pure OTC people working only at pharmacy level and these were people also coming from FMCG who have a very different mentality I would say even from consumer pharma people so very hungry for the business and very aggressive growth.

It also gave us a very strong pharmacy presence and this is again one of the things which we have been able to do with regards to growth and which is going to drive the growth also in 2014.

So products for example in Sanitas which was an OTC stomatology product, that has now been transferred to the OTC salesforce and this is driving the growth of products like that which we’re growing but were not being maximized in the OTC sales force because we didn’t have an OTC presence.

Ocuvite, one of the reasons why we are growing also with Bausch + Lomb is that the Bausch + Lomb management, they understood that they also needed a pharmacy presence, they didn’t need just a physician presence because the product is promoted through physicians in the Russian market but they needed both a push and a pull strategy. The product is now cross promoted between the OTC division and the physician promoted, the ophthalmology group, the pharma, and this is also one of the reasons that we will be driving our growth this year for that particular brand. In fact, our Q1 growth for Bausch + Lomb is approximately 30% compared to Bausch + Lomb last year.

So with regards to our organization, four points I would pull out from this. 80% of our organization is in sales. However, we have a very well defined and a very good I would say marketing department which is split along two lines, the first is pure OTC. So this is working with pharmacies and the second is what we call physician promoted products because there are many products, this is not just pure Rx products which is prescription driven, it is also products in the OTC area which we are creating demand at the physician level through a recommendation and trying to have differentiated products. An example of course is the well-known brand, Ocuvite.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

The third thing I would also point out is that we now have a structure in place. We have a strong back office in G&A. Incremental growth will lead to minimum expansion in that particular area because we have built up finance, we have built up IT, we have built up compliance and quality. These are all things that are necessary in any properly run pharmaceutical company.

The fourth thing that I would pull out is that some of these functions also have responsibility for CIS countries because of the legal set up that we have established in Russia with affiliates then linked into the Russian organization and other countries throughout CIS.

So Russia, we thought it would be appropriate to talk a little about Russia because all of the media attention at the moment. Several things I would pull out here would be first of all that Russia is the number nine pharmaceutical market in the world. By some estimates in 10 year’s time it could be the number five market. We have a well-established position and it is something that we can build on. We see many opportunities and it is something that we continuously look at in the marketplace.

Consumers in Russia are very brand driven. They trust brands, they are loyal to brands and many of our products which are produced outside of Russia of course, made in Austria, made in Germany, made in Poland, it resonates with the consumers and we have two excellent umbrella brands which is Natur Produkt and Bausch + Lomb and also we have individual brands on their own which also have a lot of trust with the consumers.

Of course we have been impacted by FX this year but because of our business model with 94% of our business in this space of self-pay and OTC, we think that we are very well hedged against any future risks in the Russian environment. In fact, the ruble in fact has hardened a little in the last few weeks and in fact has come back by about 2% or 3%.

A final element that I would pull out here is that in these environments when the environment becomes more tough, you need to go back to many of your basics and one of the things I picked up from my first company was a little phrase which means brilliant at the basics which basically means you need to have excellence in terms of execution, sales, marketing, other elements. There is no rocket science to this. It just means that you need to be doing things better than your competition and these are the things that we will be doing.

Maybe a little bit looking further out say three, five years, the economic Eurasian Economic Union that should be formed next year and this will be one of the major milestones I think in terms of integrating this region and making it easier to do business.

So how did Bausch + Lomb go? You have already heard from me that we accelerated the growth. We did many good things. The most important I think at the beginning was that we had a very good and collaborative approach with the Bausch + Lomb management. We are engaging them from a very early stage. For me communication is essential during this process because having gone through an integration, it is essential to have good communication. People are starving for information and this is what we tried to do. We tried to provide it to them.

A major milestone I think which helped in the communication and the integration process was to have one sales conference in September last year. This worked very nicely in terms of timing of the closing of the deal but it wouldn’t have happened without Bauch + Lomb management engagement in July because these things need to be planned for such a large organization.

Physically coming together for an integration is extremely important and physically all of the Bausch + Lomb employees moved to our offices in October and in fact we have 30 spare spaces for the next integration so that should go very smoothly as well.

The last thing I would point out probably here is that actually we were running two parallel integrations simultaneously which was extremely difficult, extremely challenging.

That then leads me to my last slide on personal reflections because for me the reward that you actually get from your job is extremely important. To build a business from scratch is something that you never get to do in a big pharma company. I did it once before in the early ‘90s when I was in Kazakhstan and Ukraine but building it on this scale and with the enthusiasm is completely different.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Of course you need trust from your management. You have empowerment to do it; trust of course comes from results. This is extremely important in Valeant like any other company. And then as you see, I have kind of gone in reverse to the very top of my slides and actually these slides didn’t change much from when I wrote them at the very beginning and we were asked to put them together, and it took about five minutes.

For me Valeant is a Company that very much resonates with me because it is very simple. It is a nuts and bolts company. It doesn’t have our airs and graces. I would not call it the aristocracy of the pharmaceutical industry for sure. It is a very basic company focusing on the results and best people generally end up in the best boxes in the company.

So my management team has people from Sanitas, Gerot Lannach, three people from Natur Produkt, great talent coming from there, so these are the things that make Valeant quite a different company. And maybe to tell something on an anecdotal basis would be one of the reasons why I stayed personally in Valeant was in November 2011 after the acquisition of PharmaSwiss we were invited to a global leadership program. We met with Mike, we met with several Board of Directors members and also with his senior leadership team of Mike. And this was not just a meet and greet and have a nice dinner and make some speeches. Actually he spent 2 1/2 days with us, panel discussions, engagement. The business at that time, we just entered the Russian market so Russia was not a very big business but to have that level of interest, engagement, accessibility was what -- it didn’t happen in my previous companies. I don’t think it generally happens in big pharma that you would have this and that is what actually makes Valeant very different and one of the triggers for my decision to stay in the Company at that time. Thank you.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

So I hope I gave you a little bit more insight into how our emerging markets are doing, their strategies and the sustainability of their growth.

Our next section, we are going to talk about Bausch + Lomb. I get a number of questions about Bausch + Lomb and all our acquisitions from investors. One is, do you really keep the best of the best? Well, four individuals sitting in front of you all came from Bausch + Lomb and have each gotten bigger jobs since they have come and joined Valeant.

The second is how do you get your synergies? You must slash and burn, you must -- maybe you get some growth in the short term because of pricing but how is that sustainable longer-term? I think my colleagues up here will be able to address those questions.

Then what is the future? Where is the growth going to come from? Where’s the pipeline coming from? We will also address that.

So very pleased to have some new colleagues. Actually Tom I knew for a number of years. In my prior life we worked together actually on integration but the other three are new to our Company but after six months feel like they have been with us from the start.

So with that, I will turn it over to Tracy.

Tracy Valorie - Valeant Pharmaceuticals International, Inc. - VP, Marketing Pharmaceutical Ophthalmology

So good morning. I am really pleased to be here to talk to you about the US eye care business at Valeant and what it has been like since coming over from Bausch + Lomb back in August.

So a little bit about my background. I have more than 20 years in the pharmaceutical industry, the majority of it spent at one of the largest pharmaceutical companies in the world, Pfizer. At Pfizer, that is where I discovered my passion for eye care. It started in this category in 2006 leading that group until my departure in 2011. It was a natural progression for me to come to Bausch + Lomb and continue the legacy of eye care, something any one of you talk to who works in eye care once they get bitten by that bug of ophthalmology, eye care, they kind of like to stick with it.

So what I’m happy to do today is talk to you about what we have been able to do since the acquisition, and I’m going to talk to you about Bausch + Lomb before and Bausch + Lomb after with specific focus on the US organization.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So prior to the acquisition, Bausch + Lomb was organized as three independent global business units, very siloed organizations. Since the acquisition, the US organization is actually an integrated business unit with three divisions, pharmaceutical, US lens care, surgical. What that allows us to do is leverage our institutional knowledge. We talk to the same customers, we understand the business model and improve our overall operating efficiencies. We share resources. All of those things lead us to serving our customers in a more efficient and appropriate way.

So I’m going to take these business units one at a time. So pharma, where did we start. Pharmaceutical group, the division was actually performing quite well at the time of the acquisition, robust product line, covered several categories, we had strong relationships with our customers. We had a seasoned, well-established, functioning sales force.

We had effective lifecycle management in play bringing new programs forward on the products that we already had in our legacy. But we had to ask ourselves were we doing everything we could to support the business so when we took a look a little bit closer at our operating model, we were able to discover some inefficiencies there. And I think that is the theme that you will see in the majority of my presentation is taking a hard look at the way we do business, untapped opportunities to improve efficiencies and ultimately to grow the business.

So I can tell you what we did and what we did not do. We did not touch what was working. The customer facing organization, US salesforce, marketing, customer facing medical affairs all remained intact doing the work they were doing on day one, kept going. We focused on ensuring the continued success of two launch projects, Prolensa, Lotemax Gel, and we looked at our operating model and focused our resources on the brands that were going to drive the most profitability. What that allowed us to do was have a very strong third and fourth quarter ending the year on a very strong note in 2013, which we have carried that momentum into the beginning of 2014.

We have demonstrated first quarter this year versus last quarter an improvement of 6% in our prescription writing. The strongest indication of a portfolio that is producing is when physicians put pen to paper, write the prescription and patients actually receive the prescription at the pharmacy. We are seeing 6% growth in the first quarter and we are on target to achieve that 6% again in the second quarter.

So what about the future pipeline? Another thing we did, took a hard look at all of the work we were doing in terms of lifecycle programs and new products. Pleased to say that we have focused on those that are going to deliver the highest value in the shortest period of time.

Latanoprostene bunod, our new glaucoma asset and a lifecycle project on loteprednol, a next generation gel formulation continuing the heritage of what has been a legacy brand and a workhorse for Bausch + Lomb for many, many years.

So let’s talk about the contact lens business. Here despite being the inventors in the category, this was a segment of our business that just was not performing. So we had to ask ourselves what was happening there, start peeling back the layers of the onion to look inside and see what was happening and we found inefficiencies no doubt. Not a lot of strategic direction coming from the top, trying to understand what was happening in our channel strategies, how we incentivized our salesforce, all of those things coming into play.

Took a look at those, made some immediate operational changes, and started to turn the business around immediately in the third quarter of last year. Growth started as soon as we were able to streamline our business model, focus how we talk to our customers, focus how we managed our channel strategies, right at the onset of the third quarter. That was continued into the end of last year with the launch of our multifocal contact lens and that momentum has again propelled us into 2014 with a strong look forward, much of it anchored on the launch of Ultra, our new monthly disposable contact lens, the first innovation in this category in eight years.

Very impressive. We were able to do all of that while managing the integration.

So what we are looking at was a declining business that actually started the turnaround as I said in the third quarter and is continuing and we are looking for a 15% improvement 2014 over 2013.

But what about the future? I talked about the launches. We are continuing to invest in the platforms that are driving the most profitability for the organization. We have invested in materials and manufacturing to continue the legacy of these platforms for a decade to come.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Finally, let’s talk about the surgical business. Again a portfolio that just wasn’t reaching its potential so asking ourselves what were we doing wrong, what could we do to improve this? Similar to what we talked about in the lens business in terms of operational efficiencies, similar to what we talked about in the pharmaceutical business, how we were prioritizing our dollars, all of those things were looked at. Changes were implemented.

What we were able to do, the new management team in place was actually able to set a strategic focus, align how we did our business, improve how we talk to our customers and start to improve that business at the end of last year. We are again poised for an improvement of 10% this year over last year, so two turnarounds.

And the future; surgical is a category that needs constant innovation. We look for that innovation internally like our collaboration with Cirle or externally improving on our own StellarisPC platform. We actually have programs in place to deliver innovation over the next several years across all three categories that make up the surgical business, equipment, intraocular lens, IOLs and the consumables, all the packs that — all that goes with the cataract surgeries.

So like everyone here, personal reflections. It has been 10 months. Mike said it was six but it has been 10. It has been 10 months and I said I came from a large pharma organization, Pfizer, the biggest one. So what I can tell you is the two themes that I think you are hearing from most of my colleagues today resonates with me as well.

Accountability leading to empowerment, so knowing that I am accountable for the work that I do with my team and that they know that they are accountable for the work that they do that contributes, empowers everyone to come forward with the best idea to improve the business. Good ideas can come from absolutely anywhere and they do. The people who know the businesses the best make the recommendations and those are brought forward. They are implemented at a high rate of speed. There are no politics.

We all have access, direct access, to the executive leadership team, Mike, Howard, [R.E.], [Lazer], [Ryan], we all have access to them whenever we need them so we get to do things quickly and in a way that a lot of us who came from other organizations haven’t been able to do. So for someone who gets to run a business, this is kind of what you want.

All of this has led to results and I think that is something that we can all agree the numbers speak for themselves. So the operating model, the ability for us to be empowered to run our businesses leads to results. I have shown you three business, one continued growth, two turnarounds.

We do all of this while recognizing the most important thing is to deliver what we all joined this industry to do, like Mike said in the beginning, is to deliver great products and services to patients and the physicians who treat them. So it has been a pleasure these last 10 months. Thank you.

Joe Gordon - Valeant Pharmaceuticals International, Inc. - General Manager, Consumer Health Care

Good morning, everyone. My name is Joe Gordon. I have been 27 years in the OTC business, always working for a pharmaceutical company but always working in the consumer side of the business. I joined Valeant through the Bausch + Lomb acquisition. Before that 19 years with Wyeth in various sales and marketing and general management assignments. So evidently this is my lucky tie because it is in the same picture that I have up here on the screen. At least I am consistent.

So let me tell you a little bit about our consumer business. One year ago we had three different very distinct consumer businesses. We had a lens care business up in Rochester, New York; we had an OTC business down in Madison, New Jersey; and we had our Valeant business here in Bridgewater, New Jersey. At the time of integration we took all three and pulled them all together into one powerful consumer products company.

The first thing we did, and by the way, it was a very seamless and effective and efficient integration for sure and the business results certainly show that.

The first thing we did, the first two weeks we went out and saw all of our retail customers, customers like Walmart, CVS, Walgreens, Costco, all the big guys and they appreciate the size and depth of our business, and actually I will show you in a little bit we are a top 15 consumer products company doing about $1 billion in retail sales. When you say $1 billion in retail sales, the retailers tend to get a little excited about that and they want every piece of that $1 billion they possibly can get.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So after that of course we maintained our financial discipline. When you have three different consumer businesses, you don’t need three brokers. We consolidated that down from three brokers down to one, negotiated the rate, got the cost out of the system and moved ahead seamlessly.

Agencies, we had nine, 10, 11 different agencies. We culled that back because of our buying power. We were able to get better rates with each one of our agencies and we used to have three different trucks going to our customers delivering. Now all of our products, all of the US consumer businesses are on one DC, one truck going to each distribution center. Very, very good cost savings.

So I talked about the three different businesses that were here a year ago. Let’s take a report on how those businesses are doing after a consolidation. Happy to report that we are having rapid growth. We are outpacing every single one of the segments in which we compete. I mean you cover the consumer products businesses. Take a look at some of these numbers.

Our lens business growing 8% in a category that is down one. Our vitamin and eye drop business growing 9% in a flat business and our Valeant skincare business that is always growing 1%. That is a $6 billion category. We have the number one growing product in CeraVe. So take a look at these numbers. I don’t want to go past this slide. These consumer businesses are performing very, very well in the marketplace.

So with that I would like to introduce you to a couple of our mega brands. Okay. We have got Biotrue; it is a multipurpose solution for those of you who wear contact lenses. So all of you in here who wear contact lenses, if you are not on Biotrue, you should be using Biotrue. It is the best product in a marketplace. That is why it has grown 25% in a category that in essence is down 1%.

Two reasons: one, it is a superior product. It is the best product in the lens care category. It works. Doctors love it. Doctors recommend it and you can see from that, that is one of the reasons we are growing 25% in retail. That is a big number, 25%. That is product through the register. That is not factory. That is product going through the register.

So our share of doctor recommendations we survey from time to time, last year -- well three years ago we had zero, last year we had 16% of recommendations, this year we have 25%. One in every four doctors are recommending Biotrue by name for their consumers to do it. That is effective because of our consumer campaign and our reps going in to talk to our optometrists selling our contact lenses.

Second, CeraVe. The best and very large skincare category. We own the number one fastest-growing product in that category, the number one. We are the fastest-growing product in that category and quite honestly you haven’t seen anything yet. It is going to continue to grow.

The upside on this product is tremendous. While we are growing very fast, this product could be six, seven times that sales. Again, much like Biotrue. The consumers try it, they love it, they go back and repeat, they go and tell friends. That is why it is growing and the docs love it, the dermatologists absolutely love it. And again, our 153 dermatology reps going to 5000 valuable targets out there telling the CeraVe story, sampling our CeraVe. Consumers are walking out of the dermatology office with a sample of CeraVe, they are trying it, they are liking it, they are buying it. That is why we have 23% growth.

The last one I want to talk about is our eye vitamin business. You may have heard of Ocuvite and/or PreserVision, two distinct categories. They are eye vitamins but we split it right down the middle. Ocuvite is in the general eye health category. PreserVision is over in the AREDS category. Both of course market leaders, number one in their respective categories. Again take a look at that growth of 10% on Ocuvite and 13% on PreserVision in a nutritional category that is struggling a bit year to date -- starting to bounce back but still these products demonstrate their resiliency.

In fact, when you think of Valeant you don’t think of dietary supplements, right, but actually Valeant/Bausch + Lomb own three of the top selling items in the $3.2 billion dietary supplement category. Three of the top 10 SKUs. Ocuvite is number two. Ocuvite wasn’t even on the map three years ago.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

How did we do it? Actually this year in 2014 we are going to spend in excess of $20 million on the Ocuvite business. $16 million of that is going to be actually on television. I hope all of you have seen the commercial; even more I hope each one of you have gone out and bought Ocuvite which is even more important than seeing the commercial. But we have done a 360 approach to this business. Back in 2011, this business was doing about $22 million in sales. This year in 2014, we are going to throw off in excess of $22 million in profit.

We have more than tripled the business and our profit here three years later is throwing off as much as it was in sales in 2011.

Our pipeline in consumer is actually -- very proud of this pipeline, continue to work at it. Pipelines and consumers are a little bit different than Rx. You can decide where you want to play and you can go get it. You find out where the consumer’s choice is, where the category is going, what the consumers want and you go and you try to fill that void and you out market and you out hustle your competition.

So we have got activity going out to 2016 and I can guarantee you by the end of June there will be three more ideas on this page we are going to go get.

Probably the biggest one we just launched, PeroxiClear just two months ago and it has already taken off. Doctors love it. It is a peroxide-based lens care solution. Again, we are double teaming it with the consumer and the doctor. The doctors love this product, it is a superior product. It cleans better, it cleans faster and it is more comfortable. Bausch + Lomb -- of course you think we own the eye care category, there is a segment, there is a $125 million segment in the lens care category that we were not in. We are in it now and we are going to get every single nickel we can possibly get out of that category.

So there is nothing but tremendous upside on this PeroxiClear business while we continue to grow our Biotrue business.

So where will we end up this year? Plus 10%. As I said before, that is some pretty good growth for a consumer business. You all cover different pharmaceutical and consumer products companies. I haven’t seen too many folks who are delivering a 10% increase in sales and actually sales through the register this year. Actually I have seen some low single-digit numbers. Very proud of this, very proud of this 10% and there is nothing but upside on the consumer business going forward outside of 2014.

So lastly my personal reflections. My take on Valeant is this. The perception outside the Company is much more negative than it actually is with inside the Company. Look, the best people get the jobs without a doubt. Why wouldn’t that be? The best ideas get the funding. Why in the world wouldn’t you do that? That is the way we approach the business.

Very quick, you decide quickly, you analyze your data, you come up with an idea and you either go or don’t go. Quite honestly I get asked many more times, “Joe, what else can you do to grow the business?” I don’t get asked weekly what else can you do to slash costs out of the system and get it out of the business? We do that. We are done, we are on to the business. The brand is champion and that is what we focus on, the brand. We grow the brand.

Quite honestly there is a bit of a feeling in there that we are in it together because we are so close. There is not a lot of layers of management so when you come up with an idea you don’t want to fail but you don’t have that fear of failing. You get this feeling that you are in it together. We all joined arms, we got it, we move, most of the times we are successful some of the times we are not but you don’t have that “fear of failing”.

That is my last slide. Thank you all for listening.

Gaelle Waltinger - Valeant Pharmaceuticals International, Inc. - VP, Western Europe

Good morning. I am Gaelle Waltinger. I am the Vice President for Western Europe. I have got 16 years experience in the healthcare industry and I have been with Bausch + Lomb for five years.

The big shot for us when we got acquired last summer was to see that Valeant in Western Europe had [Euro] business and on their strategic map it was written that they were not even willing to invest in this area. Mike came twice over the summer to do business review and to get to know

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

us. Getting to know the company, I am convinced that the Valeant decentralized business model was offering us the turnaround we needed for Western Europe. So we made a deal that we would bring Western Europe to good growth with (inaudible) investments and here we go. Finally we are taking off.

We posted 5% growth, organic growth, in Q1 this year. I am very confident looking at Q2 results that we are going to be even above that, and that we are going to reach our 6% organic growth in 2014. This growth, this organic growth, is coming from leading positions in dry-eye, allergy and anti-infective where we were able to maintain the momentum despite the reorganization. It comes from our vision care launches where, now that we are local, we could twist the marketing strategy to better fit local needs. It comes from geo-expansion with the first launch of Valeant product happening this week.

Sharp profiling of Western Europe, 85% of our portfolio is durable which means not subject to price control, reimbursement or patent expiring. We are 1000 people with 100 folks working on R&D. We are structured in six clusters, each cluster being run independently by one general manager owning all the decision-making power.

So how did we manage in the last 12 months to restructure Bausch in order to get to this 5% organic growth on the portfolio and on the organization?

On the portfolio, we have been diversifying from eye only into the OTC giving us a more critical mass. We are geo-expanding the Valeant and the Bausch portfolio into all our territories, 70 launches this year, 80 launches in 2015, and this is possible because now that we are local, we could reduce our time to market by three months.

In vision care, we are exploiting the growing private label segment which is what we need in Western Europe to succeed in key accounts. In surgical now that we are local, we could simplify the number of signatures requested to sign a deal, and now we are finally faster than competition. This mode of operating is unleashing the potential of our sales and marketing people and the most exciting is maybe the pipeline. Over 300 million peak sales products to be launched in the next four years in all of the categories where we are present, and because this is Valeant, there is a very high likelihood that it will happen.

On the organization, we have been decentralizing, cutting all the references with global, combining the three business units into one company run by one general manager, putting in place a very strong leadership team with hungry talent eager to demonstrate what they can into this new environment. This is a big part of our success and of our organic growth because this leadership team has been able to keep our 1000 people focused on delivering the business and getting excited about the new model while we were cutting 28% of our headcount and reducing cost by $67 million.

My personal reflections after one year here, I like it very much because Valeant is putting a lot of trust in management. They trust their people more than anything else. The rules are very clear. Only our numbers count, no politics, and that gives you a lot of time to focus on the business.

It looks scary from outside but it is very exciting inside. It is scary from outside because it is challenging all the conventions; there is no other Pharma company which is being run like that and there is no place to hide. There is no global anymore. You have taken the decision related to your business and that makes it exciting because then you recognize how much more you can deliver into this new environment, and it is a lot of fun especially if you generate growth and especially if you beat your numbers. Thank you very much.

Tom Appio - Valeant Pharmaceuticals International, Inc. - VP, North Asia, Japan

Good morning. I am Tom Appio and it is an honor to be here today to present to you our North Asia business and more specifically, China, and how our new business model is accelerating our growth both in revenue and in profitability.

I have 27 years of experience in healthcare, mostly in big pharma. I joined Bausch + Lomb four years ago. I have 15 years experience in living and working in Asia, spent a lot of time in China in the middle 1990s and now living in China today in Shanghai. This is my fifth integration. Mike and I had a chance to work together on an integration many years ago as well.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

I wear two hats. As Mike talked about in his presentation, everyone at Valeant has to wear multiple hats. I am the VP of North Asia and I am also the Managing Director of China. That gives me a unique opportunity to stay connected to our customers, to stay connected to our products and to stay connected to our people which I leverage back across our North Asia region.

So let me just take you through because we didn’t have an integration actually at Bausch + Lomb in North Asia because Valeant had a very small business in North Asian mostly going through distributors; so this was a great opportunity for Valeant to acquire Bausch + Lomb and a portfolio of products and a platform, an infrastructure in these very profitable markets that I manage.

You can see sales, $663 million, is our projection for this year. We want to exceed that. We are growing profitability and all of these markets are growing and they are also very profitable as well: greater than 30% EBITA to sales ratio.

If you look at the right side of the slide -- Korea, Japan, Taiwan -- these are predominantly lens and lens care businesses, so that is a great opportunity for us because it keeps us away from price controls, price reductions, government reimbursement systems so we can grow these businesses rapidly.

If we take a look at China and Hong Kong, we have more of a broad portfolio of products across the segments, lens, lens care, our aesthetics business, our device business and our OTC and Rx businesses. So as you can see, we have a great platform here to grow off of. We have management teams in place in all of these countries that are accountable for the results every day and the decisions that they take.

So let’s look specifically more on China because everybody hears about China and the growth stories of China and how the Chinese businesses are going to propel growth in many different companies.

As I said, Valeant did not have a business in China so this was a great platform to build off of. But I would like to speak specifically of the opportunity of China. 1.3 billion people, but the thing about China is you hear in the news that growth is slowing but really the growth is slowing from an infrastructure build, from a manufacturing export situation. However, the growth is still good in those categories, but it is slowing.

The difference now; what is taking place in China is a growing affluence and consumerism and that is really what is taking place. Elevating interest in health and beauty today in China means Valeant has a great opportunity to grow with the product portfolio that we have.

As you can see here on the slide, we have deployed field forces almost throughout the country. In the developed (in purple) and the developing, these are areas we are investing in our field forces, and we cover a wide geography of China. It is a complex country to cover.

The areas where we are underdeveloped, we are not investing there until we see the need. We have field forces deployed in pharmacies, hospitals, optical stores. We also have a commercial team that talks to distributors and wholesalers. China has a very complex distribution network, multiple tiers to move product through the distribution process in China. So you need teams that are really highly skilled here.

Let’s take a look at our vision care business. This is a great business. Bausch + Lomb was the first company to bring soft contact lens to China, and in fact today if you say Bauschy -- it means a contact lens in China.

So you see the market, $481 million, and you say wow, it is not that big. This is why I say with consumerism and affluence, this is going to change and we are going to be able to grow even more. So the market is growing by 13%. You see that we are growing by 19% so we are outpacing the market by 6%. This is one of our goals at Valeant is to always grow faster than the market.

We have a broad portfolio of products that addresses the needs of many of the consumers from Tier 1 to Tier 4 cities. That has a distinct advantage for our Company. Most of our competitors only play in certain categories but we can cover all. We are the number one vision care brand in China recognized by most Chinese consumers.

If you just take a quick look at our launch of the products that we have launched over the last three years, 2014 is going to be another great year of launching more products into the Chinese market. You can see Naturelle, this is our limbal ring, which is a circle lens that makes the eye bigger.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

We also have Lacelle color there on the right side of these slide. That is products that changes the eye color. Very, very popular. Fastest-growing segment in the Asian markets.

If we take a look at our OTC business, this is a great brand. Mioclear is a brand that Bausch + Lomb purchased many, many years ago. It is a local brand just for the Chinese market. It gives us an ability to focus on Tier 2, Tier 3 and Tier 4 cities which is really a great advantage where most of our competitors are not there. They focus mostly on the Eastern Seaboard and the Tier 1 cities.

We also have an R&D function in China where we are able to leverage that R&D function and now have developed a product single-dose preservative free in Tier 1, and we will launch that under the Bausch + Lomb brand to be able to compete there on the Tier 1 side where it is a little bit more affluent, and therefore looking for more of a brand with an international recognition.

Right now we are the number one eye drop company in China covering pharmacies and hospitals.

For our medical device business, we have medical devices for our cataract and retinal surgery. We also have medical devices that we are going to be launching in our aesthetics space. You can see here the surgical market is quite small, only 1 million cataract surgeries a year are performed in China. Comparing that to India, India has 5 million, so we have a long way to go to grow this business and to grow this market.

As you can see here, our market share today is 16%. We are beating the market by 4%, so clearly reaching our goal of growing our business faster than the market. We have a rich experienced team here that knows that they have to be able to sell equipment and then to drive growth through the consumables that go through these machines.

If you take a look here at our product portfolio, what we are going to launch in 2014, I talked about the Bausch + Lomb brand eye drop. You heard my colleagues talk about the success of CeraVe; we are going to launch CeraVe in the third quarter of this year. We are launching Crystalens, we are launching enVista which is our first hydrophobic lens in China. We also then have our aesthetics business that we will launch in the fourth quarter of this year. So we have a nice portfolio of products to continue our growth.

In China, it is all about the team; it is a large team; it is a complex team. We have investments here in many, many key areas. We have already talked about our salesforce and the investment we make there, the investment in marketing, key insights into the consumers of China which is vastly different from city to city, and the brand strategies we put in place.

We talked about R&D and leveraging our R&D portfolio that we have just specifically for China. Regulatory affairs are critical in China. Getting products registered and then being able to bring them to market, this is really key and we have a wonderful regulatory affairs team.

Our manufacturing, we have two manufacturing sites which give us a lot of flexibility when we want to do things within the marketplace. As Joe was saying, when you have an OTC business, you can be very, very quick and make some changes, and having local manufacturing is very beneficial to us.

So overall this is a great team doing a lot of great work. So how did we do? If we take a look at it, we are going to grow this year 21%. I believe that we will overachieve that and grow even more. If you see since the Valeant acquisition, 21% growth in the fourth quarter of last year, 44% growth in the first quarter of this year and a 50% growth in profitability all under the new Valeant operating model.

So in conclusion, my personal reflections. I have been now with Valeant since August when the integration took place. When I joined I felt a very, very strong feeling of ethics, a strong and supportive compliance mindset. When I mean supportive I mean open and transparent. We can talk about all the things that we are doing in China and the region, and really talk about and listen to how this all comes together and works. With strong ethics we want to build our business in a very highly compliant way from a business standpoint, finance standpoint, pharmacovigilant standpoint.

Speed; speed in putting together proposals, speed in making decisions and speed in executing them. It drives the commitment and it drives the conviction of the team.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Results; a lot of my colleagues have already talked about results. We really are challenging thinking and the status quo. There are gives and there are takes in businesses, and we want to make sure that we are making our own luck and we are achieving the results that we said that we would achieve.

Candor; Mike and Howard have been to China and our Board members have been to China twice already in the first seven months. We have robust discussions with the team and it energizes them and stimulates them and creates a real personal reflection on thought of how we can do things differently and how we can do things more effectively to drive even further growth.

I think one of my colleagues up here said we were saying that we never talk about cutting, we talk about what else do you need, where else can we grow?

And finally trust. We have a great management team in North Asia. We have a wonderful management team in China. They feel the trust that Mike and Howard have for us of having the right team on the ground in each country making these decisions. They feel the trust, it motivates them and it creates ownership. Thank you very much.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Thank you, Tracy, Gaelle, Joe, Tom. So our final segment will be on R&D where Tage who leads our US R&D team will talk about our unique model. And Howard will follow to talk about overall B+L and the new offer and I will wrap it up. So thank you. Tage?

Tage Ramakrishna - Valeant Pharmaceuticals International, Inc. - CMO, Head of R&D and Quality US

So my name is Dr. Tage Ramakrishna and as you can see, Valeant and Mike dislike R&D. Mike doesn’t even say my whole name.

So with that being said, I am the Chief Medical Officer and Head of R&D and quality for Valeant. I have been here almost three years. Prior to that I spent my entire post clinical career -- I’m a physician by training -- in drug development and it has been a mixture of biotech and some midsized to big pharma, you could say. I actually gravitate towards the biotech start-up type model. I like to get my hands really dirty. I think it goes back to my training as being in the ICU.

We build our pipeline basically on five pillars and that is a combination of both internal and external resources. One, we have products that are developed in our labs. Two, we have lifecycle management programs. Three, we have branded generics development. Four, we have our late stage product in-licensing. And five, we have our late stage prelaunch product acquisition.

What do these five pillars do? That leads to our output driven R&D model that Mike spoke about earlier today which is going to be delivering more launches than most other pharma companies in the market. Additionally, this leads to an inherently lower cost and lower risk development pipeline.

On the left, you will see a traditional pharma input driven model. On the right is our Valeant output driven model. As you know, big pharma tends to have many shots on goal, higher spend levels and their incentives are linked to their investment levels. We focus only on the output, what is that pipeline going to give us, lower risk projects, our decentralized model which focuses on bringing therapies to regions that need particular medications for their patients. And we focus on line extensions and new indications for our current products. We know those products. We know the science behind them so it makes the risk come off of the table.

Additionally we do one thing that most companies tend to shy away from. We take our portfolio, we invite key scientific experts from outside of our own Company and we give them a chance to look at it and tell us what they think. Will this bring value to their patients? Will this bring value to their practice?

This is how we leverage our variable versus fixed cost model. On the left are traditional departments that you will see in any big pharma biotech model. On the right, I give an example of how we staff our Company today. I think there is a big takeaway I would like everyone to realize when you think about how we do what we do. Everyone says we do not believe in R&D, we don’t spend in R&D. What I believe, what I feel is we focus on what will only bring value.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So you can see most departments in big pharma biotech are staffed with hundreds of FTEs even if there is no output coming out from those departments because there is always that just in case scenario. Whereas we do not staff waiting for peak capacity, only high value add functions. Those are the people that are going to develop our clinical trial strategy, our pipeline strategy, our regulatory interactions with the FDA, the EMEA for my partners in Europe.

Let me give you a good example. We are a decentralized Company. The only area that is actually a global function in R&D is our safety and pharmacovigilance. This group runs the safety and pharmacovigilance for the entire Company and is staffed with 25 FTEs.

Here is an overview of the map of our R&D capabilities across the globe. Essentially for the US our R&D locations are centered in Bridgewater, Rochester, New York through our Bausch + Lomb acquisition and Petaluma, California through our Dow acquisition.

I’m not going to spend a lot of time going through each product, I should but I won’t. This is going to give you an overview of our 2014 launches, some of the pipeline products that we have based on the five pillars of our development process.

So as you can see, we have our products developed in our labs, 60 plus launches, 60+ pipeline products. We have our lifecycle management programs with five launches, 10 plus projects in our pipeline. We have branded generics, 300 upcoming launches in 2014. We have 150 additional generics coming into play.

Our late stage product in-licensing -- we have 20 plus launches, 60 plus projects that came from that, including the ocular redness therapy, which is just right out where we are highly bullish on that. We have our late stage/prelaunch product acquisition which Luzu, Deb Jorn mentioned earlier, and we have 20 projects in the pipeline alone from that area.

Here is a case example of how a drug development comes through the Valeant R&D model. This is Jublia efinaconazole. It is a new chemical entity, it is a topical formulation for the treatment of onychomycosis. We are very, very excited about this. This is going to bring a therapy to market, as Deb said, that patients need and physicians need for the safe and effective treatment of onychomycosis. We developed this in-house through our labs, mainly through our development expertise in Dow based in Petaluma, California for an internal development budget which includes our outsourcing of $35 million.

Many of you may think how is that even possible. It is possible because we focus on critical core activities that will drive the value of a program. We will never hold CRAs, we will never hold data managers. These are very cheap to acquire and get from the outside vendors, CROs performs these fantastically.

Additionally, we encourage everyone in our group to think as it is a lean startup type model. So this entire program from start to finish was staffed with the equivalent of seven FTEs.

The real important takeaway is the third bullet point there, as most of you know right now the typical development cost for an NCE is upwards of $1 billion.

Allergan claims the proposed Valeant R&D spend would only cover their post-marketing approval requirements. Previously they stated they had about $200 million a year that they needed to spend to cover their post-marketing approval requirements from the agency. Most recently they have stated that also includes their maintenance. What we have done is we have looked through what they’ve posted very recently of their post-marketing commitment trials for the agency, and we had stated that when we look through their 10-K and they had a number of -- I think it was -- $112 million for those types of requirements. Using our lean model we feel very strongly that we could do the maintenance required for their programs, including the 11 ongoing trails that we were able to see, for approximately $100 million.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Allergen claims Valeant would not have invested in projects such as Botox to grow the market. So this, I find extremely hard to believe because this is our core competency. As you can see from the previous slides, line extensions, bringing new indications of products that we own, we have been very successful at that. They stated they spent $2.2 billion on Botox, Alphagan, Combigan, Juviderm extensions. In preparation for the April 22 presentation, we looked at all those programs and we calculated in our hands it would have cost us about $1 billion to bring those to market.

We believe we can fully fund Allergan’s late stage development programs all to the next milestone for the stated $300 million of R&D spend excluding DARPin.

Just a quick overview of our integration approach to Bausch + Lomb, the same approach we followed with Medicis, the same approach that we follow with any product or any company or any asset that we are going to bring that is going to have people or specialized new compounds into our R&D departments.

We usually hold a joint pipeline/portfolio review meeting. This includes all the heads of R&D, commercial, senior management. We use that scientific peer review process I spoke earlier about. We identify all staff to ensure that knowledge of programs and relationships are maintained. The only projects that are deemed high risk, duplicative, with low commercial value are terminated.

For example in B+L, most projects were kept and they have achieved their development milestones and are currently being launched -- such as the Ultracontact lens and brimonidine. We then transitioned to our lean R&D model, including strategic outsourcing and creating a flat organization.

Personal reflections. So to me personally Valeant is a great place to work. I am a data driven person. R&D should be data driven. Years ago when I was coming into R&D, a lot of decisions were made on gut. The therapeutic heads would have a gut decision that their program was better than the other labs programs. Here we remove all the politics, there are no ivory towers, everyone is a player coach and there is no other organization with an R&D model that can bring products to patients and physicians that add value faster than Valeant. Thank you.

Howard Schiller - Valeant Pharmaceuticals International, Inc. - EVP and CFO

Thank you everyone for joining us this morning and I want to say congratulations to all of my colleagues. What a phenomenal job you guys have done this morning.

I am going to cover firstly our track record and business development and capital allocation, focusing specifically on the Bausch + Lomb integration, but more importantly the performance since August 5, and then talk a little bit about our revised bid and trying to develop a framework in which to think about it.

So business development is obviously critical to success to Valeant and our business model. Mike and I always say if we fail it is going to be because we don’t execute day to day in driving the organic growth in our business and we overpay on acquisitions. That is why we religiously track each deal on a quarterly basis. Our Board of Directors get a report every quarter on each deal. We go back every quarter and ask how are we doing. We are our own biggest critics.

We have executed 100 transactions since 2008, $19 billion plus in capital deployed. It has been a series of small tuck-in acquisitions coupled with a large deal every year or so. Obviously the B+L acquisition is approaching 50% of that capital allocated. Medicis and Biovail would take that number up significantly. And we would expect that this track record of deal doing would continue.

And as we talked about in our Q1 call, we are already, through the first half of the year, expected to do almost as many deals as we did all of last year and deploy similar amounts of capital -- obviously excluding the B+L acquisition.

We take a disciplined approach to how we approach valuation. We look at IRRs of least 20% using statutory tax rates. We are going to show you the benefit our shareholders have received by taking that approach. We also look at payback periods of six years or less and that is our way of -- it is a bit of a governor against overly rosy projections in out years.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

We also include all of our deal related integration, restructuring costs as part of the purchase price and require a return on that investment.

We have done three types of deals at Valeant. We have seven platform deals which we will go through in a moment, tuck-ins to supplement existing businesses, and I would say as we get bigger our footprint broadens, our therapeutic categories become larger players in various geographies. The pipeline just grows geometrically.

We are also willing, unlike a lot of companies, to buy assets where they are declining, but if we buy them at attractive prices, does it help organic growth? It certainly helps us generate superior returns and our shareholders have encouraged us to do so.

I talked about how we religiously monitor our performance on transactions. We track revenue, we track synergies, we track cash flow generation. This gives you a sense -- these are our seven platforms. There are eight on this page, PharmaSwiss and Sanitas were acquired roughly the same time and integrated at the same time. This will give you a sense of how we have done organically in terms of growing the businesses the year prior to acquisition and then since we have owned them.

Mike talked to about Coria, Dow and Aton giving us platforms in ophthalmology, dermatology and orphan drugs. PharmaSwiss and Sanitas really grew our business in Central and Eastern Europe and gave us our platform, as John noted in Russia. OraPharma in dental, Medicis gives leadership position in derm and entree into aesthetics, and Bausch + Lomb obviously the leading platform in ophthalmology.

As you can see deal by deal we have increased the organic growth of this business. This is all same stores through the end of the year, some more than others but each deal we have been able to increase that organic growth.

In terms of cash flow, we are using EBITA as the proxy for cash flow. It is too early on a lot of deals to calculate an ROI and declare victory but we think cumulative EBITA since acquisition is a good measure of where we are at this point.

So you can see if we add up all the deals we have done through the end of 2013, what is the EBITA those deals have contributed? $4.8 billion -- I am sorry, the deal model $4.8 billion. What we have actually achieved $6.1 billion, a 26% increase over the deal model.

As I mentioned before, we look at things on a statutory tax rate basis. If you were to apply our corporate tax rate at the time to these EBITAs and look at our cumulative net income, you would see that it is growing north of 50%. So I think that demonstrates the approach we have taken from a modeling point of view.

We have four deals that have fully paid back and Dow should fully pay back this year and others will be soon after that.

Let’s talk about Bausch + Lomb for a minute. I mentioned it is approaching 50% of the capital we have deployed. We also believe as we have stated it is a real blueprint for how we would hope to integrate Allergan but also accelerate the growth of Allergan.

Bausch, as you all know, is an iconic brand name that had fallen on some hard times under the stewardship of private equity. It begun its turnaround with great products, great brands, durable in markets we like. One of only two companies covering all spaces within ophthalmology.

Talk a bit about the integration process. If you had given me truth serum going into the B+L process, I would have told you I was a little nervous. Up to that point Valeant had done a lot of integrations but they had been one offs. Europe was doing a -- did a deal and they integrated. The US derm business did a deal, they integrated. Canada did a deal, they integrated. This was the first time every business unit around the world, every function around the world was involved in the integration.

B+L was a complicated integration. There were 13,000 people and the number of people is really what drives the complexity of an integration -- had 14 plants. Most of its revenue outside of the US. A big emerging market business. Over 200,000 SKUs. Valeant in the US prior to this deal had around 1300 and that is a lot.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Allergen on the other hand has fewer people, fewer plants. It is predominantly a North American business and has far, far fewer SKUs. This gives us a lot of confidence in our ability to integrate successfully and accelerate the business, the combined business.

So how do we do it? The Bausch + Lomb acquisition was really our decentralized model at work. Instead of having one group responsible for integrating the entire acquisition around the world, we broke the integration process in the 50 plus decentralized integrations. So Leszek was responsible in Poland, Tom in China, Joe is responsible for the consumer business, etc., etc.

We had clear targets; we tracked those targets. We will come back to that in a minute. We quickly identified the best people; it didn’t matter where they came from. We moved quickly to stabilize the sales force. We made almost no changes, none in the US and very minimal changes outside of the US, and that is something that we learned through other integrations and something we would apply in the Allergan transaction.

The only rule we applied and told folks it was not negotiable was that we were going to apply our decentralized model. After that, if someone had a good idea, they were encouraged to raise it. We debated it and oftentimes we changed course.

We reduced a lot of duplicative costs, the oversized G&A functions. We got rid of the global BUs. We got rid of the regional headquarters. We will go through that in a minute and I think something that is maybe unique to Valeant or certainly is different at Valeant; we have a zero-based budgeting approach. It is not what you spent last year, it is what do we need to grow the business this year.

In terms of the headcount reductions at B+L, you can see from this slide that there were very, very little in terms of headcount reductions in the US commercial activities. And if you look at the bottom, where there really were significant headcount reductions was in the corporate center.

This is the scorecard that we use and then each line item has its own scorecard. So you see the combined baselines, and we use combined baselines because B+L was at $3.5 billion of revenue while we were larger. It was more or less a merger of equals and I think that is the right metric to look at when you think about the Allergan merger, and especially given the overlap in terms of therapeutic categories that we have with Allergan.

You see the synergies we identified, percent of baseline, but also how we are tracking Q1 and where we expect to be at the end of the year and the percent.

A couple of things. One is those of you that know us know that we have had a track record of outperforming our synergy targets. This is another example where people thought we had ambitious synergy targets going in; we have been able to outperform. You see the $904 million number and we would expect to improve on that. We are constantly looking at ways of doing things more efficiently.

The other thing I would point out is that while we don’t hit 100% of every target, we surpass 100% on the bottom. And we are going to make mistakes; we are not going to get everything perfect. We are going to course correct; we are going to make logical business decisions but at the end of the day, we will deliver.

I think what we are most proud of is throughout this integration since August 5, how well the Bausch + Lomb business has performed. And it is really a testament to the people, many of whom you met today and many others you haven’t.

We have been able to accelerate growth in the US 14%, emerging markets 16%, overall 10%. There have been some questions about the price volume mix. You see it is almost all with volume. The only places we really have gotten any price is in the US Rx business. That is only a $400 million business out of a $3.5 billion revenue pool. Mike and I encourage Joe Gordon all of the time to raise prices. He keeps telling us he can’t go to Walmart and say I am raising prices 10%. They just don’t roll over and say yes. Likewise in emerging markets, it is very difficult to get prices. We had an old contact lens business for which we had no pricing power.

So this has really been about the people running the businesses making the right decisions on the ground to optimize what they have. Now going forward they will also have the benefit of new launches which is going to be hugely exciting.

That is why we are hugely excited about 2014 going forward. We expect again to have at least 10% organic growth.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

As I mentioned, this is really what we believe the blueprint for the integration with Allergan. We believe that we can very quickly integrate them into our decentralized model. We have learned a lot as I mentioned about the importance of stabilizing the sales force which we intend to do in this case and keep the momentum on the ground going.

One other thing that I would point out is that in every one of our acquisitions, and you have met a number of these people today, two and three layers below senior management we found incredibly ambitious, hungry, talented people that buy into our model and are just looking for the opportunity to drive growth in their business; and again, I think you saw some of that today.

So why don’t we turn our attention to the revised proposal? So today we increased our proposal by $10 a share in cash to $58.30, maintained the exchange ratio so Allergan shareholders continue to own 43% of the combined entity, and we added a contingent value right around DARPin given that there were some folks that saw a big upside. Obviously management of Allergan saw a big upside and we wanted to give some protection to the Allergan shareholders in that regard.

So a considerable increase in the proposal, and let me walk you through now a framework that we thought might make some sense in order to think about the various options.

So we thought what made the most sense was to stick with facts, things that we know try and limit the number of judgments involved; so we started with cash EPS guidance for both companies. We looked at the unaffected stock prices for both companies and what the multiples were at the time. So theirs was 21.3; ours was 14.2. We could argue for a long time we are undervalued -- our multiple should have been higher -- so be it. We used 14.2. The blended multiple you see there is just a weighted average blend of 16.8.

The pro forma cash EPS is assuming the deal happened January 1 and we get 100% of the synergies. We won’t get 100% of the synergies. We will get pretty close to it but not 100%. But also the deal won’t close January 1. Obviously it didn’t a number of months ago so the earnings for both companies will be higher at the time of close and there will be the CVR.

Now focusing on the CVR for a second, standalone entity, current Allergan employees continue to work on DARPin; Allergan can choose an Advisory Board. It is a combination of scientists and business people to oversee the development. They will propose eight, we will pick five of the eight. They will make the decisions on the go, no-go along the way.

We will invest up to $400 million. That is the number that Allergan management gave. The holders are entitled to 40% of net sales and once we get the recoupment of our R&D investment, in reality the Allergan shareholders will get a lot more because owning 43% of the company they will get 43% so they will get another 20% or so percent of those revenues.

Then based on Allergan’s estimates of up to $20 billion of cumulative net sales over 10 years, the CVR, if the product is successful, could have significant value.

So what does that mean in terms of the framework? If we simply look at the standalone value proposal that Allergan management has suggested, they have increased their guidance for the year. If you look at the 21.3 multiple, you are talking about a stock price in the $120 to $122 range, a premium of 3% to 4.5% above the unaffected price.

So then we said to ourselves, if you look at our proposal, and we thought about it two ways. A number of analysts are saying that the value of the proposal, in order to bring management and the Board to agree, needs to be in the $180 to $200 per share range excluding the CVR. Based on that cash EPS number on the prior page, what is the multiple that this NewCo needs to trade at in order to achieve those ranges? You see on the page, it is 13 to 15.7. That should be an easily achievable multiple given the profile of the company that we believe that we have.

So that is a premium of 54% to 71% excluding the CVR. You will all have your view of the value of the CVR, but a very significant premium at that range.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Now if you said to yourself what if the combined company traded at a blended multiple of 16.8, and there is no reason why it shouldn’t be at least at that level, the value of the package is $210 to $214 -- almost $215 excluding the CVR, an 80+% premium.

This is just another way of showing it. We believe that we have put an incredibly compelling proposal on the table for Allergan shareholders to consider. Obviously we will continue to listen but we are excited to be able to provide this proposal and we look forward to engaging with Allergan management and Board on this proposal. Mike?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Thank you, Howard. As a wrap up, we wanted to do two things. One was to address some of the concerns that were raised yesterday by the consulting firm that Allergan hired to analyze our business. I can say as a former consultant, it is always a little bit dangerous to get too specific about something that you don’t know a whole lot about. And then second, we will talk a little bit about the overall takeaways.

So again, it is unfortunate that Allergan has not taken the time to understand our business. We have offered many times to sit down with us; they can go through the business, we could clarify many of the misperceptions. There is a number of inaccuracies in the report that was put out yesterday which we will go through. They are just factually incorrect and it is hard to imagine that the Board could have done a great job analyzing our offer and the value of our currency given these misperceptions.

So what did the report say yesterday? One is that our pro forma organic revenue growth is negative for the fiscal year 2013 and Q1 2014; that our ophthalmic revenue growth is driven by unsustainable price increases; that our management has no experience running large, global brands; that the Medicis performance has rapidly eroded; that Valeant has overstated the synergy potential of the Allergan Valeant combination; that Allergan has a significantly stronger market share position in the largest, fastest-growing emerging markets; that our stated combined company tax rate is neither achievable nor sustainable; that our adjusted cash flow metric is misleading; that Valeant is a second Tyco and that Valeant’s management lacks experience in pharmaceuticals and has experienced significant turnover.

The first, in terms of our organic growth rates. On the left was a slide that was put in yesterday’s presentation. On the right is the truth. A number of mistakes were made in terms of looking at -- when we talk about organic growth we talk about same-store product sales organic growth. If you go into the 8-K and just look at revenues, it includes a lot of one-timers, product divestments, royalties, milestone payments and there is no adjustment for currency changes, divestitures and discontinuations. So again, just a flawed analysis.

In terms of our TRx trends and the US prescription ophthalmology, while it was a good analysis they forgot the majority of our products. On the left you can see that they covered about 41% of our business. They kind of forgot about our most important product which was the launch of Lotemax and the switching was done there. And you can see that if you include all the product categories rather than a minus 19% volume decline, it was a 7% increase. If you include all our products, Tracy went through that slide, it was a 6% increase on a quarterly basis.

In terms of our experience in managing global brands, while it is true that I did -- I spent most of my career at McKinsey and I guess I didn’t have any experience at all managing anything. I will point to all the speakers today so every one of the speakers, and this was coincidental because we didn’t get this report until yesterday and we asked them yesterday and every one of them has been involved in multiple multibillion-dollar brands. So I think the strength of our Company is in the people that you saw today and other people in similar positions we didn’t bring up today just because we didn’t have the time. But we have extensive experience as a management team managing multibillion-dollar brands.

In terms of Medicis, actually the return on Medicis has been terrific and with this morning’s announcement, it basically secures the fact that this will be a hugely value creating deal. There was a lot of criticism based on how we are doing in the injectable market, the fillers and disport. I can say that last year we grew that business in the 30+% in terms of our revenues. We have an agreement with Galderma that we are not going to go product by product this year what is happening but our growth continues to be strong. I don’t think they would have paid the amount of money that they agreed to pay for it if it was not a healthy business going forward.

But because we have sold it, if you take the proceeds from our divestitures after taxes and the amount of EBITA that we have already earned on the Medicis deal, you can see that our net investment at this point is $1 billion. If you look at our sales last year of the remaining, it was about $510

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call million so that is about two times revenue but we are just launching Luzu and Metrogel which will start growing that significantly. That went through the trends that all the products are now growing that we got from Medicis and I think we won’t have much trouble earning a great return since our net purchase price at this point is two times sales with a bunch of launch products.

In terms of if our expected savings are in line with precedent transactions, the slide with the red box suggested that what we are trying to do with Allergan sort of far exceeds the synergies that we have gotten in any other transaction. However, they forgot to take a look at the combined company operating expense, not just the operating expense or the target.

So if you add the combined operating expense and that is how we look at integrations, we look across all businesses, you can see actually it is quite in line. It is less than the synergies we were able to get with Biovail and the fact that we compete in all of the same areas in terms of aesthetics, in terms of dermatology, in terms of ophthalmology -- we think if anything our synergy estimates are quite conservative.

Finally, the emerging markets which I thought was really odd. If you look at our business in Russia, China, Brazil and India, the four most important emerging markets at least identified by the report, you can see that our business just in those four markets represent 75% of their total business in all emerging markets and that includes the odd fact that they include countries like Japan in emerging markets where population is declining and so I just didn’t get this one.

I think you have seen the growth rate that we have experienced for 2013 to 2014, huge numbers and that argument is just without merit.

Finally, our tax structure. Again, it was just wrong. I will let you read the slide but with our tax people, we do not have multiple deferral structures in terms of the cash cost of moving IP, that is included in our estimates. It turns out that the majority of Allergan shareholders do not pay taxes and in terms of our tax rate versus other companies, we are not a recently inverted company. We have been inverted for a number of years and quite frankly we just work harder. We treat taxes like an operating expense and we have world-class advisors in this area, Skadden, Sullivan, Pricewaterhouse, Deloitte. We do everything by the book and in terms of whether the rules will change, our view is “not anytime soon” but it is anyone’s guess and one cannot argue about guesses.

Finally, there was a question about what we include and what we don’t, what we deduct and what we don’t deduct in terms of moving from our cash EPS. And what we have here is all the adjustments we make and you can see that we also put the adjustments that Allergan makes and you can see they are entirely identical. So if they want to criticize us, they need to criticize themselves as well.

It was a little insulting to be called a Tyco but I guess time will tell. But if we talk about an M&A strategy, I think that is really common to the industry. What this slide shows is how many transactions over $50 million deal value over the last 10 years that have been announced, and you can see that we had 26. Not all 26 were announced by the way; that is our actual figure.

So just announced deals, you can see Allergan has had 10 but companies like J&J, Danaher, Roche and Novartis have had a similar number of acquisitions as we have. That is the industry. In this industry, the R&D productivity has been very, very low. How all companies grow in this industry is through making really good acquisitions and growing those acquisitions after they make them. So I think what this shows is that the strategy that we are embarking on is exactly the same as many, many other large pharmaceutical companies. We just don’t happen to spend the billions and billions of dollars every year in R&D that really produces very little.

In terms of -- there was a criticism that we have changed our segments; we have. That sort of happens when you go from $1 billion company to about $9 billion in revenue and you make lots of acquisitions and your business changes. But we would just like to point out that Allergan has done the same thing, changed their reporting structure but not nearly the dramatic growth, so they have changed theirs three times over the period since Mr. Pyott has been in charge.

Finally, our senior management philosophy. It is different. I think hopefully through today you can see the quality of our people but our business has grown dramatically and will continue to grow dramatically as we go forward. And every year our Board makes us sit down and go through every key position and we assess whether the person that is in that position is the right person to lead the Company or the division going forward and that starts with me. Each year the Board decides am I still the right leader to be the CEO and it goes all of the way down and the answer as we

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call have grown quickly is often, no, we need to make a change. And we make those changes through people that we bring in through our acquisitions, we go outside for key talent and we continue to look to upgrade the talent. We think this is a strength, not a weakness in terms of our business model.

So our belief is -- I’ve run through this quickly. You will have copies of this. We believe all of the assertions made by Allergan yesterday are incorrect and again I think the best way for both companies to understand each other a little bit better is for us to sit down, share the facts and see if we can’t get the emotions behind us and do what is right for all shareholders.

So our closing remarks. One, our decentralized model has delivered strong organic growth since I have been here. I hope you saw that through the different stories of the different geographies and the different business units. We are very transparent in our numbers and our basic underlying growth rate is about 8%.

We have maintained and accelerated revenue growth for nearly all of our platform deals and in particular Bausch + Lomb which has accelerated from 4% to 10% largely through the same people running the businesses; it is just a new operating model and the new energy that brings in the more local marketing and sales approach.

We are committed to innovation but in a slightly different way than the traditional large pharmaceutical model and that is through an output measured R&D model which is decentralized such that the products are being developed specifically for local markets and we are not trying to develop one product for every market in the world.

We do have a rich stage pipeline, it looks different than other pharma companies. These are not billion dollar products, what they are are hundreds and hundreds and hundreds of $2 million to $5 million products and in the US, probably 18 sort of 50, 100 -- in the case of Jublia, multi-hundred million dollar products.

We can deliver Allergan’s post-approval requirement at a lower cost and achieve our synergy numbers. We have done it before. We have had post-marketing requirements for many of our acquisitions when we bought Dermik, when we bought Ortho from large pharmaceutical companies. We do know what we are doing here.

We have generated consistent and superior cash on cash returns and that is probably the main metric of Howard’s slide that you look at -- that we have deployed a lot of capital on behalf of our shareholders but in aggregate, this is consistently in aggregate, we are well, well ahead of the hurdle rates that we set. And the hurdle rates to begin with again are much, much higher than any other company that we are aware of in the pharmaceutical industry.

We have a detailed bottoms-up understanding of Allergan synergies. Actually in the interest of time, and I know we have run over, each of our presenters today had their bottoms-up plan in terms of how they would achieve the synergies in their geographies and therapeutic areas. So again, we didn’t treat it like one top-down analysis. It is 50 bottoms-up analysis of what we would do if we got Allergan and we feel very, very comfortable that we will achieve the synergies that we have set out. As Howard pointed out, not everyone is going to be precisely to the number, some will be a little higher, some will be a little bit lower, but overall we will be able to achieve that.

That wraps up our presentation. I apologize for the length. We are now going to bring back everyone that spoke today and we will take whatever time people want to take any questions from the audience and also through the webcast.

Q U E S T I O N S    A N D    A N S W E R S

Operator

(Operator Instructions).

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

So why don’t you direct your questions to me and I will ask the appropriate colleagues to answer them. Yes, a question?

Unidentified Audience Member

I am a private investor and you know the joke how two guys in the woods are seeing a bear, one takes a backpack off and starts putting sneakers on and the other goes you cannot outrun the bear and he says no, all I have to do is outrun you. So the strategy which Allergan is using with you, and I have 35 years experience in takeovers -- they believe that their currency will decline during the process and the premium will look less. So to address that, wouldn’t it be advisable for you to commence an exchange offer and have a democratic vote by the shareholders of Allergan on your proposal? Number one.

Number two, is there a limited timeline during which you will be sitting and waiting for them to come to the negotiating table?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Let’s answer number two first and it relates to number one. Pershing has already initiated a referendum that we hope to receive SEC clearance on any day now which will mean there will be a vote that will come up end of June, early July in which case shareholders, Allergan shareholders, can state their position on this. We believe that position will be overwhelming.

I have had the privilege and the pleasure of meeting with many Allergan shareholders and most of them, maybe all of them, want this deal and think this deal is going to happen. Again, there were a couple of concerns. One was price and one was in some cases, DARPin, and we think we have addressed both of those.

And we think even though Allergan has publicly stated that they don’t think the referendum is worth much, they are sure spending an awful lot of time trying to get it outlawed and not to happen. So I think that will be a huge vote on this deal and that is going to happen in the short timeframe.

Based on the results of that, we have many, many options including that of a tender offer where we go directly to shareholders, but we are committed to getting this deal done. We think it makes a huge amount of sense for both sets of shareholders. We are also committed to not overpaying. My job -- I work for our shareholders and we will be responsible and we will go forward in a way that creates value for our shareholders as well. And I think we have continued to demonstrate our financial discipline and I hope days like today help reassure Allergan’s shareholders that the quality of the currency they are getting is a very high quality currency, that our business will continue to grow organically, volume led and that we have a unique operating model that is an operating model for the future, not for the past.

Unidentified Audience Member

(inaudible) BMO Capital Markets. Mike, could you comment on your opportunity cost? I think most of us expect this to be a long drawn out process. We know you are always looking at a number of transactions. At what point would you be willing to walk away because you simply have too many other things to think about? Thank you.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

So right now we have no constraints over our continued activities as a Company. We continue, as Howard mentioned, we continue to look for other deals and we have been doing them. We will do likely about 20 in the first half. We are highly decentralized. Other than asking my colleagues to come to New York for a day to talk to all of you, we are all heading back and going back to running our business. We continue to make acquisitions. We will continue to drive organic growth and we will continue to outperform in terms of our results. So in a sense it is business as usual.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

So being engaged with Allergan is a bit of a pastime. We spent a little bit of weekend time on it but in terms of running our business because of our decentralized model, it is business as usual and as other deals come up, we can do them. But it doesn’t mean that we have to drop this initiative.

Again, we may have a bit of a naive perspective that most companies’ senior management teams and boards should be primarily focused on doing what their shareholders want and I think at least the feedback we are getting from our shareholders is to keep running the business, keep achieving great results but they also believe that this combination makes an awful lot of sense and we should be patient and persistent.

Louise Chen - Guggenheim Securities - Analyst

Thanks for taking my questions. This is Louise Chen from Guggenheim. I had a couple of questions. So first question I had was is this your best and final offer for Allergan? Second question is if they rejected your bid, what would you do next? Lastly, people have been asking me are there any structures you could consider where there would be an all-cash bid for Allergan? Thanks.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

So I will assure you we are not going to keep offering against ourselves. We went out to shareholders, Allergan shareholders, and made a commitment to hearing what they had to say because we hope that they are someday our shareholders as well. We hear two messages.

One is the bid is a little bit too low, please increase your bid. And two, some of them had a view that they liked the DARPin option. Most of them didn’t feel the program would work but they said maybe it will work and that is a good option. So we tried to address both of those concerns in our offer today.

We are still willing to sit down with management and the Board to negotiate a deal but we are not going to continue offering increasing our offering until we have that chance to sit down. So we will have the referendum, we will have to decide maybe we will go directly to shareholders with an offer and bypass the Board and management but our strong preference is to sit down. Let’s not shoot stones or throw rocks at each other like the report did yesterday. It is not that useful. Facts are wrong. I think quite frankly they lose their credibility if they keep making assertions that just are factually not true and that is going to be our approach. I think we have stated publicly that we are not going to change our offer to an all-cash offer.

David Buck - Buckingham Research - Analyst

Thanks, Mike. It is David Buck from Buckingham Research. During the presentation, we heard a lot of good detail about the organic growth rates of the Bausch + Lomb business units and some of your key derm products. Why conceptually are you not including this in your SEC filing so investors can track this going forward and get a better sense of what your organic growth really is beyond just the all-in same-store reporting?

Second question. One of Allergan’s concerns was obviously the value of the currency. You did increase the cash offer modestly but obviously the currency today is down for both companies and is there any thought to offering a collar as part of the new proposal? Thanks.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

In terms of reporting organic growth to the SEC on an ongoing basis of our acquisitions, people are already complaining about how much detail we give and we try to be as transparent as possible. What we have consistently done since we bought Bausch + Lomb is chosen in our quarterly results to report the organic growth. That is something that we will probably consider continuing to do since there is so much focus on how we are doing with Bausch + Lomb and I think you can see from the presentations made today, I think if anything the Bausch + Lomb organic growth is likely to accelerate, not decelerate.

In terms of other things we could do with our offer, I prefer not to comment on it now in terms of other things like collars, etc. at this time.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Chris Schott - JPMorgan - Analyst

It is Chris Schott at JPMorgan. So just a couple of questions. First, can you elaborate on the decision to sell the -- your aesthetic portfolio today? You obviously got a good price but why now, why not wait for this process to play out in the sense if you don’t have Allergan, it seemed like these were franchises you really liked.

The second question was when you look at the Allergan portfolio and what they have done with price over time, can you just talk a little bit, do you see an opportunity to maybe look at the business a little different way from a price perspective and is there anything you would be willing to share on that front?

Finally, just with regards to just the IRR on these larger deals, it seems when you are buying smaller companies, inefficient companies you can take some tremendous costs out of the business. Does the degree of difficulty just increase as you start getting to these larger businesses, $1 billion plus franchises with Botox? How do you think about that as you consider these larger transactions? Thank you very much.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

First question, why did we sell the injectable business at this point in time. We fully expect in the end that we will merge with Allergan. It is what shareholders want and I guess I am a believer that the shareholders on both sides want it, it is going to happen.

In terms of our ability to get the best possible price selling it sooner rather than later made sense and making it non-contingent made more sense. So it is at its highest value I believe now. The closer we get, the speed of getting it done would have become very, very important and so I think the value creation for our shareholders of doing this deal given the price we received is extremely high and that is again our first obligation is to our shareholders.

I think we saw through all the reviews we had across all of the businesses that aesthetics is a very important business for us, not only in the United States and Canada but around the world and we need to be able to enter that business on a global basis and just being in North America, that is only a piece of the market. So we did what we thought was the financially right decision.

In terms of pricing opportunities in Allergan’s approach versus our approach, we went back because I think the expression was we made some eye-popping price increases. I think as you saw today, they are not particularly eye-popping, 1% is not eye-popping. But we looked at their price increase is 2% and again, I encourage you to look at those as well.

Will there be pricing opportunities? I don’t know but that is not the motivation for the deal. I am sure there will be some but the motivation is putting these two businesses together.

In terms of achieving great IRRs and deals, our experience has been the larger deal we do the more opportunity there often is to actually have -- because there are more unknowns, there are more positive surprises, some of the positive surprises with Medicis where we found they had a whole bunch of orphan products. Another positive surprise was there was a number of pipeline products that we have been able to get approved.

We know about the cost inefficiencies and we have taken a very conservative growth rate assumption with Allergan and I suspect that we will easily achieve the cost reductions but the upsides will come in accelerating growth just like we have done with Bausch + Lomb and that is largely going to be through our decentralized operating model.

I suspect people like Leszek and Gaelle and Joe will be able to take the Allergan products and accelerate their growth rate because again through local decentralized approaches, we can do better than one global approach.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Liav Abraham - Citigroup - Analyst

Good morning. Liav Abraham from Citi. A couple of questions please. Firstly regarding Allergan’s updated guidance, the Company recently increased its guidance largely based on operating leverage but the business is also showing clear signs of an uptick and an acceleration in the revenue trends. My first question is can you comment on your commitment to continued double-digit growth of Allergan’s core franchises?

My second question is regarding the tone of Allergan management since this process began. They have indicated that they are willing to be patient and they are prepared for this process to continue for several months. How concerned are you regarding commercial execution at Allergan over this period given the uncertainty that will likely prevail at the company and its employees?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

First of all, I think it is not an uncommon response if someone makes an offer for a company for them to come out and raise their guidance. That is kind of the standard playbook. They certainly do have room to reduce costs, we know that and so that can lead to some earnings appreciation. I do think some of that is already baked into their stock price quite frankly.

In terms of the disruption on their business, I think that is a concern but I think it should be a concern for Allergan shareholders and it should be a concern for Allergan management. There is no disruption in our organization. We are going to keep going. We are persistent. We want to do this deal but what Steve does in the morning has no impact in terms of Allergan and we go down this whole line, there is no one that is going to do anything different because we are still in this protracted negotiation for Allergan. So our business will remain as strong as ever.

Now if I am an Allergan shareholder I would be concerned that this uncertainty people don’t know if they are going to have a job, they don’t know whether they are going to be integrated so I think that is -- if I were Allergan I would be concerned about that and if I was an Allergan shareholder, I would be concerned about that but that has no impact on Valeant.

Marc Goodman - UBS - Analyst

It is Marc Goodman at UBS. So since you first put out the $2.7 billion of synergies, obviously Allergan has now raised their numbers and changed their forecast so in a sense they have cut quite a bit out of their own budget for the next couple of years. So is the $2.7 billion still going to be done on top of that and inherently that is a lot more cost-cutting than before. So I was just curious your thoughts on that and whether that would be cutting much more deeply?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Sure. So actually the $2.7 billion in cost-cutting that we identified was based on 2014 cost projections by analysts. At least how I understood them was they are not planning on making cuts. What they are planning to do is over time reducing the increases of their spending. So I think they were quite explicit. We are not going to see them in the short term. This is more a target by 2015, 2016 so our cost cuts are based on this year’s spending which I don’t think is going to change in terms of what they are planning to do. I don’t think it changes our cost estimates at all.

So Laurie has a question from the webcast.

Unidentified Company Representative

I have a question from the web. So there seems to be some concern around the fact that some members of the executive team have contract expirations in the next few years. Is that something that the Board is addressing and do they wait until the end of the contract or is that something they are negotiating now?

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

This is our contracts or Allergan’s? My contract. Theo is here and we are actually in the middle of a negotiation and again, the Board will assess me every year and decide whether they want to keep me but I think what we are currently anticipating I think is a five-year extension that conceptually we have agreed to and we just have to get the paperwork done and certainly by the end of this year, I will sign up for another five years.

Tim Chiang - CRT Capital Group - Analyst

It is Tim Chiang at CRT. I had a question about the pro forma debt leverage. I think when you did this previously you talked about a three times pro forma debt leverage ratio. How does this new offer change that ratio?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

I will ask my colleague, Howard, to take that question.

Howard Schiller - Valeant Pharmaceuticals International, Inc. - EVP and CFO

It clearly increases it. Allergan raised their guidance and it all depends on when we close. We originally had modeled closing in September. Every day that goes by makes it more difficult to close there or less likely we are going to close there and both companies are growing. But it will be somewhere in the 3.5 range with this increased cash portion of the bid.

Tim Chiang - CRT Capital Group - Analyst

Maybe just one follow-up. Mike, you talked about the contingent value right. Are there any details you can shed on how you would pay that out on a per share basis?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

We would want to sit down with their Board and management but I would assume it would be sort of an annual dividend that would be paid out based on the profits of that year. Now this is all contingent on the product working but assuming it gets commercialized, if we put in the $400 million, that would be returned to the Company first and our shareholders but then as soon as it became profitable that I suspect on an annual basis, we would pay a dividend.

Corey Davis - National Alliance Securities - Analyst

It is Corey Davis, thanks. I think Mike, Allergan is probably not the only one that hasn’t taken the time to fully understand your business as you said. And you have mentioned in the past that you would like to diversify your shareholder base which tends to be much more concentrated than a lot of other spec pharma companies out there. So other than doing things like holding the meeting today and better explaining your business, what other things are you thinking that you would like to do so that you can get the multiples that Howard went through in his presentation so that shareholders might better appreciate your business? And why do you think it is that people don’t take the time or can’t understand your business?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Well, that is probably a better question for you to answer than me because I am not sure how all of you guys think. But what I do know is that we listen to our shareholders and the advice we get from our shareholders is look, guys, just keep performing year after year after year. Keep performing, keep delivering the cash flows, keep delivering the growth and eventually your business will be understood.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

I think it is not surprising that this is an industry that many investors have invested in a single model, the sort of strategics saying this -- and that is what people are used to, that is what they expect. And then if someone comes in with a very different model, they will continue to be skeptics. Rightfully so perhaps until we have truly proved that our model is superior. And the day that we do or when the sentiment starts changing, people will have wished they got in a little bit earlier.

But we have also been advised by our large shareholders not to spend a lot of time going to conferences, spending a lot of time on investor activity, just keep delivering the results. I think our investors have been pretty pleased with our returns over the last six years and if we continue to deliver, what we are focused on is continuing to make our current investors -- we are committed to making them a lot of money and we are committed to showing them that their faith and us can be rewarded by continued strong performance.

Andrew Finkelstein - Susquehanna Financial Group - Analyst

Thanks very much. It is Andrew Finkelstein from Susquehanna. Maybe you could comment a little bit about the feedback you have received on the exchange ratio in the offer and how are you thinking about the right capital structure for the combined company going forward as you execute on future growth? And what kind of scale if you can elaborate that this model supports versus some comments about potential opportunities to look at splitting up the Company in the future at some point?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Sure. First, in terms of the exchange ratio, almost every investor that we have talked to from Allergan investor, when we talk to them about the offer, most of them say that they would prefer our shares to the cash. Now many of them are investors that own some of us and some of them so they already own our currency so they must be comfortable with it.

I think in the end of the day that our currency is going to be the more valuable piece of the offer. But our shareholders and the Valeant shareholders don’t want us to dilute our offer anything more. So again our primary obligation, my primary obligation is to our shareholders. So I don’t think you should expect to see any movement on the exchange ratio.

In terms of the sustainability of our model as we get bigger and that includes sort of the business model itself, the operating model and also the potential for continued inorganic growth in addition to the organic growth, is that a fair characterization of your question?

Unidentified Audience Member

(inaudible - microphone inaccessible)

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Yes, so the scale, maybe we are a little funny. A lot of companies just worry about getting bigger. We don’t care about getting bigger, we care about creating value for shareholders and we have made some comments in the past that if the best way to create value for shareholders is to split ourselves up into multiple companies and that is what is going to deliver more multiple appreciation or PE appreciation across the different parts of the business, we are open to that. Every year we talk about it at the Board.

What makes the most sense? It is all driven, none of us are here to run a big company or have tons and tons of people or have the revenues be of any certain size. I probably was incorrect in talking about the $150 billion market cap company. That was just more a statement that we are not just going to sit back and do nothing and that we are just like each of the business units as hungry to achieve organic growth and continue to build shareholder value, I think Howard and I are hungry to continue to deliver shareholder value to our shareholders. We don’t care about size. What we do care about is delivering shareholder value.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Annabel Samimy - Stifel Nicolaus - Analyst

Annabel Samimy, Stifel. Mike, you have prided yourself on finding inefficiently run turnaround stories and I think everyone in this room would agree that Allergan is not that profile. They have done a pretty good job growing organic topline double-digit earnings, double-digit as well all organically. So in terms of the cutting of the $2.7 billion in synergies that you are looking for, a lot of their expenses have been to invest in new markets. Are you suggesting that they are not going to be building new markets, what exactly is this profile going to look like going forward after those cuts are made?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

First of all, I think there is an assumption being made that every dollar Allergan spends is wisely spent. We don’t disagree, we just don’t agree. We think that many of the dollars they have spent have been wisely spent. We think the dollars spent on further indications, new markets for Botox has been terrific spend.

Now I think we do believe we could probably spend a little bit less and still get the same indications but we would be committed to building these new markets. I think like most large pharmaceutical companies that have grown up with this model is there is just a lot of inefficiencies and those inefficiencies will have no impact in terms of our ability to continue growing the business.

I think they have done a terrific job in the United States growing the business. I think their track record outside the United States has been fine but not as terrific and I think our powerful international organization led by many of the people in this room will actually accelerate the growth rate.

I will also comment that with the exception of us, everyone talks about organic growth etc., but Allergan’s growth has been a mix of organic and inorganic growth and you look at the topline results, part or that is organic and part of it is inorganic and I don’t think any of us know exactly what Allergan’s inorganic or organic growth rate has been. It has been a series of acquisitions as we saw. Over the last 10 years, there has been 10 acquisitions.

So I think one has to -- we show our organic growth and our overall growth and I think theirs is a combination of the two as well. So our commitment is that we are going to continue to invest in these products, we are going to continue to try to drive new indications and what we are going to do is eliminate the inefficient spending which we believe is present at Allergan just like it is at most companies.

Annabel Samimy - Stifel Nicolaus - Analyst

Maybe you could just quickly address the question of price increases. If you look through MediSpend and try to take a look at the price increases that you’ve just taken this year, a number of the products that are tracked by MediSpend, if you average it out, it looks like you have taken 15% price increases this year but that doesn’t reconcile with the 1% that you have on the screen. So can you explain that a little bit?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

So I think most external sources talk about gross prices which have nothing to do with net pricing through managed care contracts, etc. We are limited. For example in the US with our managed care contracts, I think the maximum price increase we can take a year is 9% across dermatology, across ophthalmology, etc. So that is what limits. It is managed care in the United States.

The numbers we gave to you today in terms of how much of Bausch + Lomb has been price and volume are facts so it has been 9% volume, 1% price across that Howard went through. So you have to remember that most of our products are not pharmaceutical products. We have devices, we have OTCs, we have contact lenses, in the aesthetics area, none of that is tracked by any external sources. So you can look at IMS data or some of these other reports that may represent 10% of our business and then to say I’m going to look at 10% and apply it across the entire business, that is again I think it gets back to how people have looked at companies in this industry.

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

In the old days almost all of these companies’ products were pharmaceutical companies, flowing through normal distribution channels, retail outlets, that is what people measure when they look at IMS data and they look at pricing data and say that is representative and for many, many large companies, it is representative. For us it is not close to representative.

And so today the numbers we showed you do talk about what our price increases have been, they do talk about our volume and that is our business and maybe it gets back a little bit to we are not the normal pharmaceutical company in terms of our product mix. We are much more like a consumer company, a self-pay company and conventional data sources.

I think we showed that when we went through the 10 points that Allergan asserted which was based on just looking at conventional sources and it is just not applicable to the way we run our business. And I would argue it would be less and less applicable to most pharma companies because the role of specialty pharmacies, the role of managed care is changing the landscape in terms of what you can look at.

Unidentified Audience Member

Tim (inaudible). Given Allergan’s strong defiance of sitting down and engaging in merger discussions with you, it would seem that eventually you are going to have to go the special meeting route. Are you prepared to stick around for the six months that that would probably take?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

I think the answer is yes and it gets back to we are continuing to run our business and the fact that we have an offer out to Allergan that we actually think will create value for both sets of shareholders is something that we can leave out there. It is not having any impact on our day to day operation. We will continue to run our business, we will continue to grow our cash flows, we will continue to make acquisitions and so we are not affected.

I think Allergan is affected. I think Allergan is. Their employees cannot be stable. If we look at the tactics that are being played out in the marketplace, it is not business as usual for Allergan right now and that is fine. But I go back to if I were an Allergan shareholder that is what I would be a little bit more concerned about that if this drags out three months, six months, nine months, which we hope it won’t, it is only going to be to the detriment of Allergan and it will actually have zero impact on how Valeant is continuing to be run and the results that we generate.

David Buck - Buckingham Research - Analyst

It is David Buck from Buckingham Research. Just a quick question on the divestiture of the aesthetics business. The $1.4 billion, can you give a sense of what the EBITA multiple of that is and how does that compare to your new offer, what your implied EBITA multiple is for Allergan this year and next year and any adjustment for the cost savings you will receive? Thanks.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

The last part of the question, adjustment for --?

David Buck - Buckingham Research - Analyst

If you look at the stated value of your offer, it looks within the range of historical deals but it does not if you add back the $2.7 billion of cost cuts that you will receive as part of the transaction.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

I’m sorry, I am thinking a little bit slow. If we look back at the $2.7 billion?

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

David Buck - Buckingham Research - Analyst

So if you look at the value that Allergan shareholders receive, where does that compare to what you just received from Nestle for an aesthetics business and one of the arguments that you can make about the offer is that the Allergan shareholders are not receiving full value for the $2.7 billion of cost cuts. At most they are only receiving 43% of that?

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Well, first of all, I don’t have the full analysis of what we receive from Galderma compares to Allergan. A lot of this came together last night so we can prepare that for you.

I also note that Allergan, the aesthetics business is one small, not small but one piece of the overall company so I wouldn’t expect that that multiple should necessarily apply across.

In terms of the $2.7 billion in synergies, we are sharing some of that with Allergan shareholders but we are not going to share all of it with Allergan shareholders nor should they expect us to. They should not want us to be sharing or giving away 100% of the value creation to Allergan shareholders because then they are not going to be very excited about being our shareholders.

Our job is to come up with a deal that creates significant value for both our shareholders and their shareholders and then have a company that is poised to continue to create huge shareholder value for all shareholders which will be both sets of shareholders.

So I think we have tried to be very fair. I think if this deal is consummated independent of how things are trading today, there is huge upside for both sets of shareholders, both in the short term, i.e., at close and more importantly over the medium- and long-term going forward.

Tyler Van Buren - Cowen and Company - Analyst

Tyler Van Buren, Cowen and Company. Earlier in the Q&A you mentioned that you might go directly to shareholders with a takeover offer. I believe that some people have thought that due to Pershing Square’s involvement that a tender offer may not be possible or there may be restrictions. So if you could possibly discuss any restrictions or how that could possibly happen I would appreciate it.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Yes, I think it would have to be contingent on the Board eliminating the pill and that would be the requirement but if you made it contingent on that I think you could proceed. I am not a lawyer, we will get very good legal advice. Mr. Ackman is in the room, he owns the majority of the stake. We would have to sit down and talk and figure out how that might be done.

But I think what I’m trying to communicate is that we are open to any and all approaches to try to get this deal consummated. We believe it is the right thing for both sets of shareholders but I think it would be a real shame, a real shame if we can’t engage the Board and management and try to get this done sooner rather than later because both sets of shareholders, our shareholders and their shareholders and in some cases they are the same people, in some cases they are different people, have been quite clear that they think this deal is a very good deal and that this deal should happen.

Unidentified Audience Member

Given the slide presentation yesterday that we saw from Allergan, knowing you, did management not understand that you were going to come back with sort of a rebuttal to their facts knowing that you were going to sort of dismantle their arguments? My question is what do you think they were thinking knowing the way your operate? Why would they even put that out? And number two, do you think that management lost a little credibility today?

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MAY 28, 2014 / 12:00PM, VRX.TO - Valeant Pharmaceuticals International, Inc. Investor Meeting to Discuss the Merger Proposal with Allergan Conference Call

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

I don’t understand necessarily how their management is thinking. In terms of who has lost credibility or not that is I guess the judgment each of you will have to make.

Unidentified Company Representative

I think that wraps it up. We appreciate all of you coming but I think we need to take off now.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman and CEO

Thank you very much.

Unidentified Company Representative

Thank you.

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